IMPACTIVE CAPITAL

+

WAKE UP WEX

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Impactive Capital Master Fund LP and the other participants named in its proxy solicitation (collectively, "Impactive" or "we") and are based on publicly available information with respect to WEX Inc. (the "Company"). Impactive recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Impactive's conclusions. Impactive reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Impactive disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Impactive herein are based on assumptions that Impactive believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Impactive currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Impactive from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Impactive discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Impactive expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Impactive. Although Impactive believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Impactive will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

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Table of Contents

Impactive Capital + WEX: Why are we here?

➢ **Impactive is a large, longstanding shareholder in WEX.**
  - Owned shares for over five years.
  - 4.9% ownership aligns Impactive with other shareholders.
  - Investment is based on **extensive** research.
    - Three proprietary surveys.
    - Hundreds of interviews with former employees, competitors, customers, shareholders, and advisors.

➢ **WEX has high quality assets** with niche market positioning. **With proper oversight, it should enjoy attractive revenue growth, cash generation, and share price appreciation**. Given WEX trades at just 8x what we believe are depressed earnings, there is upside to fixing its governance problems.

➢ **However, WEX is not realizing its value potential**. Under current leadership, WEX has dramatically underperformed its closest direct competitors on growth, margins, capital allocation, and shareholder returns.[1] This is a **long-standing problem** the Board refuses to acknowledge or address.

➢ **Shareholders expressed their discontent and the Board's response has been inadequate**. Three directors, including CEO/Chair Melissa Smith, received bottom percentile support at last year's vote, and yet the Board has concluded that no change to strategy is necessary. The Board reactively added just one new board member and seemingly went to extreme lengths to avoid accountability to shareholders in the boardroom.

➢ **Board entrenchment has driven an insular culture that has led to governance failures**. The Board's inability to oversee the CEO is revealed by continuous compensation increases and perpetuation of joint CEO/Chair role even as performance has deteriorated.

➢ **Board change is required to instill a culture of accountability**. We believe that fresh, aligned, and relevant experience is needed at the board level to set WEX on the right path.

➢ **Our candidates are uniquely suited to help fix WEX's problem**. Our three candidates bring a range of skills and first-hand experience in operations, banking, capital allocation, and governance that is currently missing from the boardroom.

After 12 years of underperformance, shareholders have an opportunity now to help WEX finally reach its value potential.

1. Closest direct competitors are defined as CPAY and HQY, which directly compete with WEX in its Mobility and Benefits segments, respectively

Our WEX Thesis

➢ WEX has differentiated assets with dominant market share. It enjoys recurring revenues, high customer retention, and strong inherent cash generation. WEX reports out of three segments that have limited overlap: Mobility, Corporate Payments, and Benefits.

➢ WEX's assets have been mismanaged. After more than a decade under the current CEO, WEX has severely lagged its most direct competitors CPAY and HQY on growth, margins, capital allocation, and shareholder returns. As a result of this underperformance, WEX trades at an all-time low valuation.[1]

➢ We believe Board refreshment will catalyze growth, operating, and capital allocation initiatives that could drive >30% annual EPS growth over the next three years. Unlike pre-existing directors, our candidates intend to hold management accountable to operating targets and be open to strategic alternatives that maximize shareholder value.



WEX Revenue by Segment[2]



WEX vs S&P 400 Historical P/E Ratio[1]



3-Year Adj EPS Upside[3]

1. Current valuations based on Bloomberg estimates as of 3/31/2026. Historical valuation sourced from Bloomberg and reflects average of 2015 – 2025
2. WEX SEC Filings as of 2025
3. Impactive calculations. "Mobility Margin Improvement" assumes a 9-point increase in Economic Mobility margins by 2029. "Monetization of Benefits Segment" assumes Benefits segment is sold at $4.2bn or 12x post-tax forward EBITDA, with 20% of proceeds used to pay down debt and 80% to buy back shares. "Capital Allocation Improvement" assumes cash flows used to buy back shares. Forecasts assume flat fuel prices from 2025

About Impactive



- Impactive is an investment management firm founded by Lauren Taylor Wolfe and Christian Asmar in 2018.
- We invest in high quality, attractively valued businesses and seek to engage collaboratively with management teams and boards to unlock value.
- Investing over a longer term, multi-year time horizon allows Impactive to prioritize an owner mentality investment strategy to drive sustainable returns for all stakeholders.
- Since inception we have made over 25 investments and only been forced to make our demands public once before.

Impactive Board Experience

HD SUPPLY	 AVID	 ENVESTNET	MARRIOTT VACATIONS WORLDWIDE
✓ Oversaw sale of Waterworks ("Core & Main") to CD&R in 2017 and subsequent spin announcement and later sale of Construction & Industrial ("White Cap") to CD&R in 2020	✓ Joined Board in 2019, created board working group to drive cost efforts, accelerate growth, and reorganize into business unit structure	✓ Initiated comprehensive pricing and cost review which resulted in 1220bps of margin expansion[2]	✓ Focused efforts on sales reorganization, margin expansion, and profit growth
✓ +16% IRR during Impactive board engagement[1]	✓ +44% IRR during Impactive board engagement through 2023 sale[1]	✓ Reviewed returns on historical M&A and internal investments to optimize capital allocation strategy	✓ Structured new compensation plan to strongly align management with shareholders
		✓ +10% IRR during Impactive board engagement[1]	✓ +3% IRR from <1 year ongoing Impactive board engagement[1]

1. Bloomberg. HDS reflects IRR from Impactive launch on March 1, 2019 through sale announcement on November 16, 2020. AVID from October 30, 2019 through the sale announcement August 9, 2023. ENV from March 28, 2023 through sale announcement on July 11, 2024. VAC from May 23, 2025 through March 31, 2026
2. Represents change in Economic EBITDA Margin from 2022 through first three quarters of 2024. Economic EBITDA Margin defined as Adjusted EBITDA – stock-based compensation – capitalized software development divided by revenues – asset-based costs

WEX is a payments business focused on mobility, corporate payments, and benefits end markets

Benefits

✓ Manages employee benefit plans including HSAs, FSAs, and HRAs

✓ 21.6 million SaaS accounts[1]

✓ Fastest growth segment - 8% organic growth[2]

✓ Competes with Fidelity, HealthEquity, Optum, and Alegeus

Corporate Payments

✓ Delivers commercial B2B payments

✓ Much of revenue driven by Embedded Payments, or B2B virtual cards

✓ Diverse competitive set including banks and fintech firms



Revenue by Segment 2025

30%

52%

18%

Mobility

✓ Leader in commercial fleet card issuance

✓ Serves 600,000 fleet customers & 20 million vehicles[3]

✓ Duopoly alongside Corpay (CPAY) with ~40% market share

These three segments are almost entirely distinct in terms of customer base, earnings model, and growth profile.

Source: WEX SEC Filings
1. SaaS accounts reported by WEX as of 2025
2. Reflects 2020-2025 organic adjusted for the impact of acquisitions and changes in interest rates. See Appendix for full calculation
3. Reported by WEX as of 2024

Our due diligence on WEX

We have done extensive work on WEX during our five years as shareholders. Our diligence has included >200 calls with former employees, competitors, customers, and shareholders, as well as three industry customer surveys.

Mobility Surveys
Revealed high moats and untapped pricing power in Mobility but limited customer overlap between Mobility and Benefits.

Former Employees
Revealed a culture of empire building and inattention to pricing levers at the senior level.

Competitors
Revealed different competitors in all three segments. Stable and rational competitive set in Mobility and Benefits with a far more diverse competitive landscape in Corporate Payments.

Customer
Revealed WEX has enduring competitive advantages in its Mobility and Benefits segments. Competitive positioning in Corporate Payments is less clear.

Competitor Benchmarking
Revealed WEX has dramatically underperformed its leading peer CPAY on margins and growth and that WEX derives no apparent financial benefit from bank ownership.

Director Nominees
Revealed distinguished current and former executives agreed with our view of the upside opportunity.

Shareholders
Revealed significant shareholder discontent and desire for change.

WEX shareholder returns have dramatically underperformed peers for the past decade. Returns only improved when Impactive made its concerns public



WEX Total Shareholder Returns versus Peers

Despite continued poor operating execution, TSR has improved following Impactive's announcement of its intention to vote against directors

1 Year
- 5%
- -21%
- -9%
- -29%
- 12%

+26 points vs proxy peers

3 Year
- -13%
- 5%
- 68%
- 31%
- 40%

-18 points vs proxy peers

5 Year
- -20%
- 3%
- 38%
- -6%
- 56%

-24 points vs proxy peers

CEO & Chair
- -23%
- 44%
- 23%
- 38%
- 101%

-67 points vs proxy peers

CEO
- 64%
- 422%
- 199%
- 468%
- 225%

-358 points vs proxy peers

Legend: ■ WEX ■ Proxy Peers ■ CPAY ■ HQY ■ MID Index

Source: Bloomberg as of February 6, 2026, the last trading day before Impactive nominated candidates for the WEX Board. Assumes dividends reinvested. Proxy peers include ACIW, BILL, XYZ, BR, CPAY, CSGS, DAY, EEFT, EVTC, FICO, HQY, JKHY, PAYX, PAYC, PCTY, & TRU. Peer returns included for the duration of their public history during period. CEO & Chair period begins September 12, 2019. CEO period begins January 2, 2014. Impactive announced its intention to vote against three WEX board members on May 2, 2025

Low shareholder support in 2025 confirms shareholders expect change

The WEX Board is out of touch with shareholders.

After significant effort to engage privately, we issued a public letter just 13 days before the May 2025 annual meeting announcing our intention to vote AGAINST three incumbent directors.

These directors, which included CEO and Chair Melissa Smith and the outgoing Lead Independent Director, were rejected by **more than 30% of voting shareholders**.

Out of nearly **3,000 directors** elected at S&P MidCap 400 companies in 2025, the support for these three WEX directors ranked:


2,920th


2,922nd


2,926th

James Neary   Melissa Smith   Jack VanWoerkom

DIRECTOR	FOR	2025 (% of Votes)		
		AGAINST	ABSTAIN	B NV[1]
Nancy Altobello	93%	3%	0%	3%
Daniel Callahan	95%	1%	0%	3%
Aimee Cardwell	96%	1%	0%	3%
Shikhar Ghosh	86%	4%	6%	3%
James Groch	96%	1%	0%	3%
Jim Neary	67%	**30%**	0%	3%
Derrick Roman	96%	1%	0%	3%
Melissa Smith (CEO)	64%	**32%**	0%	3%
Stephen Smith	95%	1%	0%	3%
Susan Sobbott	95%	1%	0%	3%
Jack VanWoerkom (Lead Director)	57%	**34%**	6%	3%

WEX has since been unresponsive – no changes to its strategy or management compensation, and only minimal, reactionary refreshment of the Board, effectively ignoring shareholders' message

Source: WEX Voting Results 2025, S&P Mid-Cap Voting Results 2025
1.   Broker Non-Vote

WEX & CPAY: Same starting line, different finish



Duopoly US Market Share by Vehicles[1]

- WEX 40%
- Corpay 40%
- Other 20%

"[CPAY] and WEX make up the
vast majority of US purchasing and fleet card spending"
– Deutsche Bank Initiation of WEX, 2023

WEX vs CPAY Performance, 2013-25

		WEX	CPAY	
2013	Revenue ($mm)[2]	717	895	
	Mobility % of Revenues[3]	74%	>70%	
	Organic Revenue Growth[4]	9%	11%	
	Earnings per Share[2]	$3.8	$3.4	
2025	Revenue ($mm)[2]	2,661	4,528	1.7x Revs
	Organic Revenue Growth[4]	2%	10%	5.0x Growth
	Earnings per Share[2]	$8.5	$15.0	1.8x Earnings
WEX Shareholder Underperformance vs CPAY[5]			**-135%**	

When WEX CEO took over, WEX & CPAY had similar businesses with similar EPS. 12 years later, CPAY has dramatically outperformed on growth, margins, and capital allocation: CPAY EPS is now double that of WEX.

1. Impactive estimate based on industry diligence
2. SEC Filings
3. Reported by WEX. CPAY is estimated based on limited segment-level disclosure
4. CPAY based on Pro Forma Macro Adjusted Revenue growth reported by CPAY. WEX based on an Impactive calculation that excludes the impact of acquisitions, fuel prices, and FX
5. Bloomberg from 1/2/2014 through 2/6/2026

Our diligence has unearthed what we believe to be three key drivers of WEX's underperformance relative to its closest peer

Inferior Operating Performance



Consolidated Operating Margin + Organic Growth[1]

26-point gap

WEX: 2% Growth, 25% Margin — **WEX "Rule of 27"**

CPAY: 10% Growth, 43% Margin — **CPAY "Rule of 53"**

Inferior Capital Allocation



Return on Invested Capital[2]

Year	CPAY	WEX
2013	16.1%	15.8%
2021	12.7%	5.3%
2025	13.4%	8.3%

Pre shareholder intervention[3]

■ CPAY ■ WEX

Inferior Governance

✓ Low board ownership. CEO sells shares at every opportunity

✓ An entrenched Board that protects underperforming CEO/Chair

✓ Misguided compensation practices that change the goal posts when CEO pay is at risk

✓ Has gone to extreme lengths to avoid shareholder accountability in the boardroom

✓ Concluded no strategic change needed after abysmal 2025 vote

✓ Uses bank as an entrenchment mechanism rather than a driver of shareholder returns

1. As of 2025. "Operating Margin" defined as GAAP EBIT margin adjusted for gain on sale. Organic growth reported by CPAY and calculated for WEX adjusted for fuel prices and FX
2. ROIC defined as EBIAT divided by total invested capital. EBIAT is defined as Economic EBIT less tax, assuming a 25% corporate tax rate. Economic EBIT defined as GAAP EBIT adjusted for Gains & Losses on Disposal, Impairment of Goodwill, and Legal Settlement. Total invested capital defined as total debt plus equity
3. Beginning in 2021, Impactive and other shareholders began pressuring management to buy back shares instead of making acquisitions

Mis-execution on pricing and costs, as well as poor investments, have caused growth to collapse and margins to decline



WEX vs CPAY Mobility / Vehicle Payment (VP) Economic Margins[1]



WEX vs CPAY Mobility / VPs Organic Growth Rate, 2021-2025[2]

1. WEX Mobility Economic EBIT defined as GAAP segment EBIT adjusted for impairment less corporate costs allocated based on revenue. CPAY Vehicle Payments EBIT Margin is reported by Corpay. See Appendix for calculation
2. See Appendix for calculation of organic, macro-adjusted revenue growth for WEX. CPAY figures based on Pro Forma and Macro Adjusted figures reported by Corpay for its current Vehicle Payments segment and former Fleet segment.

For years WEX has promised improving growth and margins from sales, marketing, and innovation investments, but the very opposite has occurred

Management repeatedly claims they're accelerating growth and expanding margins through pricing, innovation, and cost initiatives...[1]

"We'll continue to **experiment with different ways of pricing** into our existing customer base." – Ms. Smith, Q4-23 Earnings Call

"Our reengineering efforts ...and pricing optimization initiatives drive straight **drop-through to the bottom line**." – Ms. Smith, Q1-24 Earnings Call

"...revolutionize our operations through strategic investments in artificial intelligence. Our efforts are already **yielding results...efficiency and unique customer value**." – Ms. Smith, Q2-24 Earnings Call

"We're also really focused around continuing to increase the **speed of product innovation velocity**." – Ms. Smith, William Blair Conference 2025

"**The careful investments we're making in product, sales and marketing** will position us to be at the forefront of capturing this demand." – Ms. Smith, Q1-25 Earnings Call

"The investments that we've made in the **North American Mobility business,** which has a **very strong LTV to CAC**. We're **seeing that come through right now**...Over the 2 years following the investment **we earned back 4x what we spend in terms of revenue**, and so far, that's holding through." – Ms. Smith Q3-25

"We are taking... **a disciplined approach to margins** by driving efficiencies and **reducing costs**." – Ms. Smith, Q4-25 Earnings Call

...yet the results show the opposite: slowing growth and declining margins. The divergence to WEX's largest competitor indicates this is a Company-specific execution issue[2]



WEX Mobility Economic EBIT Margin — WEX Mobility Organic, Macro-Adj Revenue Growth

1. WEX Earnings Calls
2. WEX Mobility Economic EBIT defined as GAAP segment EBIT adjusted for Impairment less Corporate Costs. CPAY Vehicle Payments EBIT Margin defined as GAAP EBIT margin less Gain on Disposal. See Appendix for calculation

We believe Mobility segment margins could be ~10-15 points higher with proper oversight and execution. Just this operational improvement could increase EPS by ~30-40%

Impactive Bridge to Optimized Mobility Margins[1]



60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Mobility / Vehicle Payment Segment Operating Margins
$25.0
$20.0
$15.0
$10.0
$5.0
$-
Adj Earnings per Share
2025A, Optimized Mobility Margins: ~$22
~30-40% EPS Upside from Pricing & Margin Improvements in Mobility
2025A: $16
24.1%
~7%
~3%
~3%
~35 -40%
5%
Reported in EBIT for WEX given bank ownership
~5%
Difference in customer mix and co-branded portfolio
48.3%
WEX Economic EBIT Margin 2025A
Price Opportunities
S&M Opportunities
G&A Opportunities
Optimized WEX Mobility EBIT Margin
Operating Interest
Other Structural
CPAY Vehicle Payments Economic EBIT Margin 2025A
WEX Adj EPS

1. Impactive estimates. “Price Opportunities” assumes a 15% average price increase at 80% incremental margin. “S&M Opportunities” assumes ~$50mm in Sales & Marketing cost reductions, based on the increase from 2022 to 2025 and lack of growth. “Other Structural” is based on estimates from former executives at WEX and CPAY

WEX ROIC has declined since the current CEO took over, trailing its most direct competitor, during a period in which the Company completed a series of large acquisitions



WEX & CPAY Return on Invested Capital[1]

WEX CEO appointed January 2014

~10% Estimated Cost of Capital

WEX ROIC only improves after reactive commencement of share repurchases at urging of Impactive and other shareholders

WEX   CPAY

1.   ROIC defined as EBIAT divided by Total Invested Capital. EBIAT is defined as Economic EBIT less tax, assuming a 25% corporate tax rate. Economic EBIT defined as GAAP EBIT adjusted for Gains & Losses on Disposal, Impairment of Goodwill, and Legal Settlement. Total Invested Capital defined as Total Debt plus Equity. See Appendix for full calculation

The Board has repeatedly allocated discretionary shareholder capital towards the wrong areas of Corporate Payments



WEX Investment in Corporate Payments, 2017 – 2025[1]

WEX Investments in Corporate Payments

Growth decelerates - contract renegotiation in Embedded Payments

Board invests $130mm in Embedded Payments M&A (AOC)

Board invests another $578mm in Embedded Payments M&A (eNett)

Growth misses expectations due to a contract renegotiation in Embedded Payments

Another contract renegotiation in Embedded Payments drives misses to long term targets.

Management says it wants to invest even more in Embedded Payments…[2]

■ Corporate Payments Segment D&A   ■ Corporate Payments Segment SG&A   ■ Corporate Payments M&A

We believe poor Corporate Payments performance is driven by a failed strategy of pursuing Embedded Payments and failing to course correct as performance continuously deteriorated.

1. WEX SEC Filings
2. From Q2-25 earnings call, CEO Melissa Smith: "On the product side, we continue to invest in expanding our embedded payments offering beyond our core travel vertical"

Despite significant investment in the segment, WEX has consistently missed its Corporate Payments targets



WEX Corporate Payments Organic Growth, 2017 – 2026E[1]

"There is still ample room for growth" in Corporate Payments – CEO Smith, Q4-18 Earnings Call

"We think both parts of the Corporate Payments segment have really great long-term growth" – Smith, Q4-20

"We're also ramping up our direct sales fleet" in Corporate Payments – Smith, Q3-21

"We believe there is tremendous opportunity to…accelerate our Corporate Payments revenue growth moving forward" – Smith, Q4-24

"Embedded payments has a growing pipeline of direct prospects and customers to support sustained growth" – Smith, Q4-25

Management 2022 Corporate Payments Organic Growth Target: 10-15%

17%

8%

~8%

~6%

1%

-2%

-3%

2017   2018   2019   2019-23 COVID CAGR   2024   2025   2026E

■ WEX Corporate Payments Segment Organic Growth

1. See Appendix for calculation of organic Corporate Payments revenue growth

WEX Corporate Payments deterioration is particularly concerning when compared with CPAY, whose equivalent segment is healthily growing after properly focused M&A



WEX vs CPAY Corporate Payments Segment Organic Growth[1]

■ WEX Corporate Payments Segment Organic Growth   ■ CPAY Corporate Payments Segment Organic Growth

Corpay's Corporate Payments business is healthily growing organically in the double digits after pursuing a strategy of M&A that focused on cross-border and AP Direct rather than Embedded Payments.

1. See Appendix for calculation of organic Corporate Payments revenue growth. Corpay based on company reported Pro Forma and Macro Adjusted Change

The Benefits segment is an entirely separate business which trades at a severe implied discount to its only standalone public peer



HealthEquity 25%

Other 33%

HSA Account Market Share[1]

WEX 7%

Webster Bank 9%

Fidelity 11%

Optum Bank 15%

WEX vs HQY EV/EBITDA

15x

7x

WEX

HQY

WEX Shareholder Underperformance vs HQY[2]   **-404%**

Benefits is a standout operating performer but has been shackled by a depressed conglomerate multiple.

1. Mizuho HealthEquity Company Report, March 2026
2. Total shareholder underperformance from HQY IPO on 7/30/2014 through 2/6/2026

Given its complex structure and lack of shareholder confidence, WEX now trades at the lowest common denominator of its assets

WEX vs Peers: EV/EBITDA[1]



Payment Peers – Not Direct Competitors
Mobility Direct Competitor
Benefits Direct Competitor
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
7x
6x
7x
8x
9x
15x
Mobility segment generates half of WEX EBITDA
Benefits segment generates one third of WEX EBITDA
WEX
GPN
FISV
FIS
CPAY
HQY

1. Based on share prices as of 3/31/2026 and 2026 forward estimates from Impactive for WEX and consensus for other peers. 2026 EBITDA deducts stock-based compensation where not deducted by management. FIS and GPN forward estimates are taken as of 12/31/25 to exclude impact from TSYS/Worldpay transaction

The valuation disconnect implies there would be tremendous upside to separating the Benefits business even with stranded costs

Impactive estimate of SOTP Upside via Spin-Off of Benefits

| Segment | 2027E Financials ($bn)[1] | | Valuation ($bn) | | | |
	Revenue	Standalone EBITDA	EV/EBITDA	Enterprise Value	Market Cap[2]	Implied Share Price[3]
Mobility	1.6					
Corporate Payments	0.5					
RemainCo	**2.1**	**0.8**	**6.5 – 7.5x**	**5.3 - 6.3**	**3.0 - 3.9**	**$88 – 115**
SpinCo (Benefits)	**0.9**	**0.4**	**14 – 15x**	**4.9 – 5.7**	**3.9 - 4.7**	**$114 - 136**
Total Value per Share						**$202 – 252**
% Upside to Current[4]						**32 – 64%**

Based on our limited public information, we believe there is potential for 30-60% SOTP near-term upside from separating the Benefits business alongside longer-term strategic advantages from improved management focus and stronger trading multiples.

1. Impactive assumptions as of 3/31/2026. EBITDA deducts stock-based compensation expenses and allocates corporate overhead to segments based on revenue contribution. Allocates $16-26mm in stranded costs to RemainCo and $16-46mm to SpinCo per Impactive estimates
2. Net Debt as of YE 2026. Allocated to segments based on EBITDA contribution
3. Based on expected share count at year end 2026
4. Current share price of $153 as of 3/31/2026

22

The Board seemed to only reactively consider a Benefits separation under public pressure

	Timeline of SOTP Communication: Impactive to WEX Board of Directors	
Date	**Impactive Communication**	**Concurrent Implied SOTP Share Price & Upside[1]**
June 2022	Lauren Taylor Wolfe emails CEO **highlighting SOTP valuation gap**	$333 / +96%
October 2022	Lauren Taylor Wolfe presents WEX at conference, **highlighting SOTP valuation gap**	$360 / +166%
August 2023	Lauren Taylor Wolfe presents slides to CEO **highlighting SOTP valuation gap**	$211 - 289 / +10-50%
February 2025	Lauren Taylor Wolfe presents slides to full Board **highlighting SOTP valuation gap**	$259 - 356 / +40-91%
May 2025	Impactive runs "Vote No" campaign targeting three incumbent directors, who subsequently receive bottom percentile shareholder support at the annual meeting	
October 2025	In an apparent reaction to the results of Impactive's campaign, management announces it conducted a strategic review. Board decides to take no action	
How can we trust the current Board to maximize shareholder value when they have not proactively taken advantage of valuation dislocations in the past?		

1. Reflects share price and percent upside implied by peer trading multiples implied at the time of presentation

Governance shortcomings have contributed to poor shareholder returns

 **Disingenuous shareholder engagement**

The Board **rejected shareholder representation in the boardroom** with minimal and inconsistent justification. Made no meaningful strategy or board changes despite a 2025 Annual Meeting vote of no confidence.

 **Lack of alignment with shareholders**

The non-executive directors own just 0.18% of shares[1], allowed James Neary to continue serving on the Board after his firm Warburg Pincus sold out of its investment, and has allowed Melissa Smith to sell shares at every opportunity.

 **Nominating & governance deficiencies**

Against best governance practices, and despite CEO underperformance, the Company maintains the **combined CEO and Chair role**. No term limits and **meaningless age limits** that are extended when directors approach them.[2]

 **Misaligned compensation practices**

The Board has never held management accountable for poor returns. **The Compensation Committee has set targets below investor guidance and changed these targets** to ensure CEO pay constantly increases, despite underperformance.

 **Regulatory failures**

The Board has failed at the key function of ensuring bank regulatory oversight[3] and has attempted to weaponize bank regulators to entrench itself even while failing to resolve an active FDIC consent order.

 **Avoidance of shareholder accountability**

The Board has seemingly gone to extreme lengths, **including moving its 2026 Annual Meeting earlier** than it has ever occurred[4], to disenfranchise shareholders in the hope of preserving the status quo.

1. WEX 2026 proxy
2. In 2025, WEX extended its age limit from 72 to 75 to allow lead independent director Jack VanWoerkom to remain on Board after a 20-year tenure
3. According to the FDIC website, WEX Bank is under an FDIC consent order entering its 30th month
4. May 5, 2026 will be the earliest Annual General Meeting in the company's 21-year public history

A pattern of regulatory and corporate manipulation has perpetuated entrenchment

Manufacturing Regulatory Risk

- The Utah Department of Financial Institutions sent a letter asserting that Impactive's proxy solicitation may trigger banking change-in-control provisions **– a theory that to our knowledge has never been applied to any proxy contest at any public company that owns a Utah industrial bank.**

- Impactive later received a letter from San Francisco FDIC confirming that customary proxy solicitations are exempt under the Change in Control Act (CBCA). Curiously, WEX public materials announced we had received FDIC communication *before* any outreach occurred.

- Beyond the *clear exemption* for customary annual proxy votes (CBCA, 12 C.F.R. § 303.84(a)(5).), Impactive's ownership (4.9%) and minority board slate (3 of 9 seats) are well below any control thresholds under federal or state law.

  - Only one nominee is affiliated with Impactive; the other two are independent; and all will be fiduciaries to WEX shareholders.

- **We believe the Company's claims represent a coordinated effort to create the appearance of regulatory risk where none exists.**

Rushing the Vote

- **WEX 2026 Annual Meeting is Tuesday May 5th, just 32 days after filing its definitive proxy and the earliest annual meeting date in WEX's 21-year public history.**[1]

- In all contested director elections since 2023, the average number of days between definitive filing and annual meeting is 43.[2]

- **WEX compressed the time for shareholders to review the proxy statements, evaluate their concerns, and make informed decisions.**

WEX's Board has demonstrated that it will deploy every available tool – including the unprecedented attempt to weaponize state and federal banking regulations – to insulate itself from shareholder accountability.

1. WEX SEC Filings
2. FactSet and SEC Filings

WEX's own regulatory challenges underscore oversight gaps

- WEX Bank is 100% owned by WEX and currently subject to an FDIC enforcement measure.

- It is our understanding that it is rare to receive multiple FDIC consent orders in the span of 3 years. Of the 27 industrial banks in the United States, WEX Bank is the **only one with many enforcement actions, including one under an active consent order now entering its 30th month.**[1]

- WEX Bank's persistent regulatory shortcomings highlight the need for increased oversight in the boardroom. Yet, WEX's Board lacks anyone with bank or regulatory experience.

> *"...WEX Bank is subject to a consent order issued by the FDIC on September 20, 2023 (the "2023 Order"), which **requires WEX Bank to make certain improvements, which include corrections of certain issues identified in the 2023 Order and general enhancements to WEX Bank's compliance management program**. The terms of the 2023 Order will remain in effect and be enforceable until they are modified, terminated, suspended or set aside by the FDIC."*[1]

Ellen Alemany brings decades of experience working effectively alongside regulators in her capacity as CEO of banking and financial institutions.

1. FDIC website

The Board is focused on maintaining control rather than maximizing shareholder value

- This proxy contest is unnecessary and driven by the Board's extreme intransigence with respect to enacting shareholder-friendly governance reform and answering to shareholders in the boardroom. Its actions are incremental, defensive in nature, and undertaken only after external pressure.[1]

- In the past year following the 2025 Annual Meeting, the Board has seemingly enacted the minimum change possible to react to negative shareholder feedback. No Board change was made until six months after the Annual Meeting, when just one new director was added, and the Board did not proactively initiate settlement discussions with Impactive until the end of the February 2026 nomination window.[1,2]

- The Board has also erected extreme roadblocks just to avoid Ms. Taylor Wolfe from being elected at the Annual Meeting – invoking personal attacks from unnamed sources, cherry-picking references, shrinking the solicitation period, and attempting to create a bank regulatory sideshow – with the end goal of avoiding shareholder accountability. In an effort to appease the Board, Impactive also offered Ms. Taylor Wolfe's partner as an alternative candidate. The WEX Board's continued justification for refusing shareholder representation is incoherent, inconsistent, and irrelevant from the perspective of maximizing shareholder returns.

WHAT'S STILL MISSING FROM THE WEX BOARDROOM?

x Real independence   x True accountability   x Ownership mentality

1. See Impactive's Background to the Solicitation in its Definitive Proxy Statement filed with the SEC on April 10, 2026
2. Impactive first requested Board representation in December 2024. Shareholder voting at the 2025 Annual Meeting reflected dissatisfaction. The Board then did not proactively approach Impactive for settlement discussions until March 2026, almost one year later

We are seeking to remove three incumbent directors



Nancy Altobello

Director since 2021

- x As Chair of the Nominating & Governance Committee, has maintained the combined CEO/Chair role despite significant underperformance and all-time low shareholder vote

- x Extended mandatory retirement age from 72 to 75 to accommodate 20-yr Board veteran

- x Oversaw a reactive Board refresh while resisting shareholder representation

- x Redundant skills (accounting) with other board members

- x **Minimal ownership and lack of alignment with shareholders[1]**



Stephen Smith

Director since 2019

- x Chair of the Compensation Committee since 2023 who has overseen rising CEO compensation despite misses to targets

- x Experience in consumer retail less relevant than banking & fintech experience

- x Allowed internal compensation targets that were lower than targets provided to investors

- x Introduced to Board by Ms. Smith, his friend from "Portland Leaders"

- x **Minimal ownership and lack of alignment with shareholders[2]**



Melissa Smith

CEO since 2014
CEO & Chair since 2019

- x Consistent bottom decile performance over 3-, 5-, 10-, 12-year history as CEO

- x Responsible for over a decade of underperformance versus closest peers

- x Dual role of CEO & Chair consolidates board leadership under management control and is not in shareholder interest

- x Sold an astounding $54mm in stock since 2019 and today owns only 2x annual compensation

- x **Minimal ownership and lack of alignment with shareholders[3]**

Source: Company Filings & 2026 Proxy
1. Ms. Altobello directly owns 4,387 shares of stock representing 0.0% of shares outstanding
2. Mr. Smith directly owns 7,971 shares of stock representing 0.0% of shares outstanding
3. Ms. Smith directly owns 192,254 shares of stock representing 0.6% of shares outstanding

Shareholders will be better served with Impactive's nominees



Kurt Adams

- ✓ Operational acumen at direct competitors has already been acknowledged by WEX's Board, as he was top choice to add as a director
- ✓ Former CEO of Optum Financial, a larger direct competitor to WEX's Benefits business
- ✓ Directly oversaw Corpay's highly successful Corporate Payments strategy, including operations and capital allocation in cross-border and AP Direct businesses
- ✓ Independent of Impactive and has personally purchased shares of WEX



Ellen Alemany

- ✓ WEX has acknowledged Ms. Alemany's value to the Board
- ✓ Banking and fintech executive, most recently as Chairwoman & CEO of CIT Group and board of First Citizens, that would bring unique bank and regulatory experience to WEX and will help to improve the Board's culture and quality of governance
- ✓ Will be helpful in advising on the complexities of monetizing banking assets
- ✓ Independent of Impactive and has personally purchased shares of WEX



Lauren Taylor Wolfe

- ✓ Has studied WEX's business over five years of ownership, including exhaustive research with customers, former executives and fellow shareholders
- ✓ Brings prior board experience executing sum-of-the-parts strategies, operational improvements and margin expansion, and importantly, a shareholder perspective that is sorely missing
- ✓ Will help to restore shareholders' confidence that their interests are prioritized in the Board's deliberations and management accountability is enforced – no incumbent director is more economically aligned with the best interests of all shareholders

Key action items

If elected, our nominees intend to pursue the following initiatives to close the performance gap:

Mobility

➤ **Assess Fleet Customer Contracts & Mix –** understand underlying contribution margin differences between different product lines and customer profiles – small & large customers, cobranded and direct cards, OTR vs North American Fleet, and Domestic vs International. Explore pricing opportunities and contract renegotiations where gaps exist.

➤ **Assess Merchant Contracts** – understand fee rate economics with large oil merchants domestically and abroad. Explore changes to economics where appropriate.

➤ **Sales & Marketing** – evaluate sales force incentives and returns on individual investments.

➤ **Innovation & Technology** – ensure cost savings and return on investment from technology investments.

Payments

➤ **Reassess Corporate Payments Strategy** – evaluate incremental investments in lower quality areas of Embedded Payments and consider value-enhancing investments in areas of payments where we have a right to win.

Benefits

➤ **Immediately Re-Evaluate a Spin of Benefits –** consider separation of Benefits with an aligned Board. Evaluate stranded costs and mechanics of separation with greater access to information.

➤ **In Tandem, Be Open to Other Strategic Alternatives –** concurrent with spin process, run sales process for sale of Benefits or other segments to ensure that spin framework maximizes shareholder returns.

Governance

➤ **M&A** – implement clear, measurable criteria around acquisition strategy and post-close expense discipline.

➤ **Incentives** – ensure management is held accountable to internal and external targets.

Change is needed NOW: WEX's substantial cash flow generation, combined with depressed industry multiples, make capital allocation more critical now than ever



Over the next three years we believe WEX has the ability to generate well over $2bn in investable cash



Industry multiples are at all time low valuations. There is tremendous shareholder upside if the Board prudently considers share repurchases, asset spins or sales, or accretive M&A[2]

1.   Management Adjusted Free Cash Flow in 2024 and 2025. 2026-2028 based on Impactive forecasts and forward curve for fuel prices as of 3/31/2026
2.   Bloomberg as of 3/31/2026. KFTX reflects the KBW Nasdaq Financial Technology Index

EPS has the potential to as much as double with the right leadership in place



3-Year Earnings per Share Upside, with Impactive-Driven Board Change

Source: Impactive calculations. "Mobility Margin Improvement" assumes a 9-point increase in Economic Mobility margins by 2029. "Monetization of Benefits Segment" assumes Benefits segment is sold at $4.2bn or 12x post-tax forward EBITDA, with 20% of proceeds used to pay down debt and 80% to buy back shares. "Capital Allocation Improvement" assumes cash flows used to buy back shares. Forecasts assume flat fuel prices from 2025



Mobility Operating Performance

Mobility: Executive Summary

The Problem

- Operational execution in **Mobility** is poor and deteriorating relative to our closest peer Corpay.

- WEX's Mobility performance is far inferior to Corpay on margins and growth. The Mobility segment margin gap has persisted for many years[1], expanded over time, and has not resulted in accelerated growth.

- Diligence reveals that management misexecution on pricing, up-selling, and expenses drives over half of the relative underperformance.

- WEX management has failed to acknowledge this problem, instead accelerating investments to chase growth that has not materialized.

- The Board has allowed the CEO to obfuscate and perpetuate the margin gap by permitting excessive addbacks to margins.

Board Refreshment Will Create Value

 The problem is fixable: WEX has price, cross-selling, and cost opportunities it can use to close the margin gap.

 With improved execution, Mobility margins should be 10-15 points higher without sacrificing growth.

 We expect pricing and sales & marketing initiatives can close most of the performance gap.

 Kurt and Ellen are particularly well placed to mentor management in Mobility given extensive operating and banking experience.

1. Margin gap compares Corpay Vehicle Payments GAAP EBIT margin to WEX Mobility Economic EBIT margin. WEX Mobility Economic EBIT margin is calculated by Impactive and deducts corporate costs for comparability with Corpay. See Appendix 1 for calculation. The gap has existed as long as Corpay has reported segment-level margins (since 2020)

34

Corpay is widely considered to be WEX's closest peer and direct competitor. In Mobility, WEX and Corpay roughly split the U.S. market



US Mobility Market Share[1]

Other 20%

WEX 40%

Corpay 40%

"We split the US trucking market with WEX" – CPAY IR at Wolfe Fintech Forum Group Meeting

"CPAY and WEX market share is quite similar – 30% each or more" – Former WEX Employee

"CPAY and WEX own at least 80% of the Fleet market" – Former CPAY Employee

"In US Fleet, it is WEX, CPAY, and that is it. Voyager is very small" – Former WEX Employee

"Comdata (purchased by CPAY) and WEX make up the vast majority of US purchasing and fleet card spending" – Deutsche Bank Initiation of WEX, 2023

1.   Impactive estimate based on conversations with industry participants

WEX's margins trail CPAY's by 18 points overall, 24 points in Mobility where we directly compete

WEX vs CPAY **Total Company** 2025 Economic EBIT Margins[1]



WEX vs CPAY **Mobility / Vehicle Payment** 2025 EBIT Margins[2]



In 2025, WEX's margins lagged leading peer Corpay's margins by 18 points. When isolating for the Mobility / Vehicle Payments segment where they directly overlap, the gap was even wider at 24 points. **This is an astounding gap for similarly sized peers who directly compete with one another in the same market**.

1. Economic EBIT defined as GAAP EBIT adjusted for Gains & Losses on Disposals and Impairments of Goodwill. See Appendix for calculation
2. WEX Mobility Economic EBIT defined as GAAP Segment EBIT adjusted for Impairment less Corporate Costs allocated based on Revenue. CPAY Vehicle Payments EBIT Margin defined as GAAP EBIT margin less Gain on Disposal. See Appendix for calculation

On an organic growth-adjusted basis, the performance gap between WEX and CPAY is even more stark

WEX vs CPAY 2025 **Total Company** Margins + Organic Growth[1,2]



Economic EBIT Margin & Organic, Macro-Adjusted Growth – Total Company, 2025
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1.9% Growth
25.0% Margin
10.0% Growth
43.1% Margin
26-point gap
WEX
CPAY

WEX vs CPAY 2025 **Mobility / Vehicle Payment** Margin + Organic Growth[2,3]



Economic EBIT Margin & Organic, Macro-Adjusted Growth –Mobility / Vehicle Payments, 2025
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
0.5% Growth
24.1% Margin
9.0% Growth
48.3% Margin
33-point gap
WEX Mobility
CPAY Vehicle Payments

When adding organic growth to margins, WEX is far below the "Rule of 40"[4] and even farther below its closest peer. Companies in the same industry who report slower organic growth should have *higher margins*.

1. Economic EBIT defined as GAAP EBIT adjusted for Gains & Losses on Disposals and Impairments of Goodwill. See Appendix for calculation
2. Organic, Macro-Adjusted Growth excludes the impact of fuel price fluctuations, FX, and acquisitions. See Appendix for calculation for WEX. CPAY figures based on reported metrics
3. WEX Economic Mobility EBIT defined as GAAP segment EBIT adjusted for Impairment less Corporate Costs. CPAY Vehicle Payments EBIT Margin is reported by Corpay. See Appendix for calculation
4. Common financial heuristic stating that a healthy technology company's combined revenue growth and profit margin should equal or exceed 40%

This problem is not new. The like-for-like segment margin gap has persisted for years and has only widened



WEX vs CPAY Mobility / Vehicle Payments Economic EBIT Margins, 2021 – 2025[1]

- WEX Mobility Economic EBIT Margin
- CPAY Vehicle Payments Economic EBIT Margin

Year	WEX Mobility	CPAY Vehicle Payments	Gap
2021	33.0%	48.0%	15-point gap
2022	33.6%	45.4%	12-point gap
2023	27.9%	47.0%	19-point gap
2024	27.4%	47.6%	20-point gap
2025	24.1%	48.3%	24-point gap

1. Corpay's "Vehicle Payments" segment only reported since 2021. WEX Mobility Economic EBIT defined as GAAP segment EBIT adjusted for Impairment less Corporate Costs. CPAY Vehicle Payments EBIT Margin defined as GAAP EBIT less Gain on Disposal. See Appendix for calculation

It is hard to overstate how unusual it is for two companies operating in a duopoly to have a margin gap that is this wide





WEX and Corpay are widely accepted to operate in a U.S. fleet card duopoly where they roughly split the U.S. market. **You would be hard pressed to find two duopolistic businesses in any industry, payments or otherwise, that have a margin gap of this magnitude**.

1. Sourced from 2025 annual reports / 10-Ks. Reflects GAAP / IFRS operating margin adjusted for gains and losses on asset sales
2. Based on 2025 SEC Filings. WEX Mobility Economic EBIT defined as GAAP segment EBIT adjusted for impairment less corporate costs allocated based on revenue. CPAY Vehicle Payments EBIT margin defined as GAAP EBIT margin less gain on disposal. See appendix for calculation

The Board permits management to obfuscate this problem by allowing excessive addbacks to segment level profitability



Bridge from WEX Economic Mobility Margin (implied GAAP) to WEX Segment-Adjusted Operating Margins, 2025[1]

WEX Mobility economic margins are ~15 points below reported "Adjusted Operating Income"

- WEX Mobility Economic EBIT Margin — **Economic** — 24.1%
- Corporate Cost Allocation — 4.8%
- WEX Mobility Segment GAAP Margin — 28.9%
- WEX Mobility SBC, Amortization, and other Addbacks — 10.2%
- WEX Mgmt Mobility Segment-Adjusted Operating Income — **Reported** — 39.0%
- CPAY Vehicle Payments Economic EBIT Margin — 48.3%

WEX's reported "Adjusted Operating Income" by segment is **meaningless** as it excludes real costs that amount to ~15% of WEX revenue. Corpay does not deduct these costs when reporting segment-level margins. **This reporting structure has allowed management to pretend the margin gap is narrower than it actually is**.

1. WEX Mobility Economic EBIT defined as GAAP segment EBIT adjusted for Impairment less Corporate Costs. CPAY Vehicle Payments EBIT Margin defined as GAAP EBIT less Gain on Disposal. See Appendix for calculation. Margin numbers are rounded to the nearest tenth

WEX management repeatedly claims it is fixing the margin and growth gap as performance deteriorates



WEX Promises versus Reality

WEX Organic Macro-Adjusted Revenue Growth

- 2022: 15.0%
- 2023: 8.5%
- 2024: 3.0%
- 2025: 1.9%

2023
8.5%
"Expect momentum to continue into 2024"
Growth was cut by two-thirds the following year – from 9% to 3%. Margins have declined.

2024
3.0%
"Investing for sustained growth"
"Investments in Sales & Marketing realized in 2 years or less"
Cut LT growth target from 8-12% to 5-10%. Growth collapsed to 2%, margins lower.

2025
1.9%
"Investments in sales and marketing are paying off"
Full-year organic growth of just 2%, organic growth guidance below peers, margins declined .

Source: WEX Earnings Calls and SEC Filings. Organic, macro-adjusted revenue growth adjusts for the impact of acquisitions, FX, and changes in fuel prices

Impactive first brought the margin gap to management's attention in 2022. Their explanation for the gap has been disproven

WEX's explanation for the gap is wholly inconsistent with reported results since then.	
Company Explanation for Margin Gap, 2022[1]	Is this explanation consistent with reported results?
"The use of 2021 is a period that is less favorable to WEX on a comparative basis"	NO – the margin gap has only widened to CPAY since 2021
"In 2021, our travel business was affected by COVID"	NO – travel has rebounded to pre-2021 levels and the margin gap has widened
"In H1 2021, we were still integrating two fairly large acquisitions, which had an impact on expenses and margin"	NO – WEX's last acquisition was 2023 and yet the margin gap has continued to widen
"It is not clear that [CPAY's] revenue model or margins are sustainable given the FTC complaint and FLT's lack of R&D spending in the past"	NO – CPAY resolved the FTC complaint and margins have only increased over the last five years even as its growth has accelerated

1. Sourced from Steve Elder's email to Lauren Taylor Wolfe, June 2, 2022

Despite a massive margin gap, WEX invested _more_ into Mobility in early 2025. They have backed up these investments with lofty, unsubstantiated claims around innovation & growth

CLAIM: Sales & Marketing Investments and Product Innovation have driven growth and margin improvements…[1]

"The size of the markets we sell into presents an opportunity…and we're addressing this with…**additional investments**. As a result, we have already begun **adding additional sales and marketing resources** to areas we feel are both strategic and a high growth potential"
"In all segments, **the payback periods are 2 years or fewer**"
– CEO Melissa Smith, Q4-24 earnings call

"**The careful investments we're making in product, sales and marketing** will position us to be at the forefront of capturing this demand."
– CEO Melissa Smith, Q1-25 Earnings Call

"Roughly 75% of our incremental Q1 investment was in the Mobility segment, where we've been deploying a multichannel marketing strategy **targeted at small business customers**"
– CEO Melissa Smith, Q1-25 earnings call

"Our use of AI in customer discovery, prototyping, coding, QA, infrastructure management and security has helped drive a **20% increase in product innovation velocity**… Generative AI is boosting productivity and lowering our cost to serve."
– CEO Melissa Smith, Q3-25 Earnings Call

"The investments that we've made have been in the **North American Mobility business, which has a very strong LTV to CAC**. We're seeing that come through right now. We've talked about the fact that over the 2 years following the investment **we earned back 4x what we spend in terms of revenue**, and so far, that's holding through"
– CEO Melissa Smith, Q3-25

1.   WEX earnings calls

Management promised a <2-year payback period on these incremental investments but the segment gap has only expanded since then

REALITY: Underperformance on growth and margins has only gotten worse. Weakness is broad-based across both over the road and smaller vehicle customers, indicating deterioration is not driven by the freight recession.[1] **This directly conflicts with management claims**.



WEX vs CPAY **Mobility / Vehicle Payment** Organic, Macro-Adjusted Revenue Growth[2]

CPAY North American Fleet Only: ~3%[4]

- WEX Mobility Organic, Macro-Adj Revenue Growth
- CPAY Vehicle Payments Macro-Adjusted Revenue Growth



WEX vs CPAY **Mobility / Vehicle Payment** Quarterly EBIT Margins[3]

- WEX Mobility Economic EBIT Mgn %
- CPAY Vehicle Payments Economic EBIT Mgn %

1. Per WEX supplemental reports, Mobility same-store sales growth was -1% for over the road customers in 2025 and -4% for local, non-trucking fleets
2. See Appendix for calculation of organic, macro-adjusted revenue growth for WEX. CPAY figures are based on Pro Forma and Macro Adjusted figures reported by Corpay
3. WEX Mobility Economic EBIT defined as GAAP Segment EBIT adjusted for impairment less corporate costs allocated based on revenue. CPAY Vehicle Payments EBIT Margin defined as GAAP EBIT margin less gain on disposal. See Appendix for calculation
4. Disclosed on Corpay earnings calls and at investor conferences

Mobility's innovation narrative exists in press releases and earnings calls, not financial results

WEX has never disclosed data on new product adoption, conversion, revenue, etc...

❌ F Payzer / WEX FSM
Nov '23 · $250M

Traction: 35K contractors (Sep '25). No revenue breakout. No cross-sell data.

Verdict: *Paid 8–10x revenue for niche SaaS. No fleet card attach evidence after 2 yrs. Unclear financial ROI.*

❌ F DriverDash app
Oct '23 · Internal

Traction: Google Play: 2.8★, 48 reviews, only 10K downloads — for 600K fleet customers (0.02% penetration). Reviews: crashes, login failures, won't work at pump.

Verdict: *Poor adoption proves product-market fit failure. Unclear financial ROI.*

❌ F WEX EV At-Home
Mid '24 · Internal

Traction: Zero metrics. 16 months limited availability before GA Oct '25.

Verdict: *Unclear financial ROI.*

⚠️ D 10-4 by WEX (trucker app)
Oct '24 · Internal

Traction: Google Play: ~180K downloads, 440 ratings. Accounts deactivated without explanation.

Verdict: *Unclear financial ROI. Negative over the road same store sales.*

⚠️ D Motorpass Driver (Australia)
Jan '23 · Internal

Traction: App Store reviews: "incorrect prices during Iran oil spike," surcharges not shown, "better off using other fuel price saving schemes."

Verdict: *Unclear financial ROI.*

⚠️ D earnify™ fleet card (bp)
Jul '25 · Internal

Traction: No rev until bp conversion 2026. Guided 0.5–1% incremental.

Verdict: *Unclear financial ROI. Co-branded relationships are lower margin.*

❌ F WEX Plus (Europe)
Jan '26 · Internal

Traction: Zero. Mentioned once in a blog post and one conference.

Verdict: *Unclear financial ROI.*

⚠️ D WEX FSM rebrand + app
Sep '25 · —

Traction: 35K contractors. Fleet SmartHub (mgmt app): crashes, login failures per user reviews. "App has been crashing for months."

Verdict: *2 yrs post-acquisition for a rebrand. Unclear financial ROI.*

Source: WEX press releases, 10-K filings, earnings calls, Impactive Capital analysis, play.google.com, apps.apple.com, appbrain.com

On an absolute basis, the gross profit ROI in mobility has been negative over the past four years



WEX Mobility Increase in Gross Profit versus Decrease in EBIT, 2021 – 2025 ($mm)[1]

64 — Increase in Mobility Gross Profit, 2021-25

(98) — Increase in Mobility Expenses, 2021-25

(34) — Decrease in Mobility Economic EBIT, 2021-25

WEX's Mobility profitability has declined despite an increase in gross profits because of the investments the Company has made. This decline in profitability has occurred despite an increase in fuel prices over this period.[2]

1. WEX Reports
2. Between 2021 and 2025, WEX reported fuel prices increased from $3.11 to $3.32 per gallon

Conversations with former employees indicate, and Impactive survey work substantiates, that much of the margin gap is driven by poor operating execution

Mobility Pricing & Customer Monetization

"Corpay just charges more in its Fleet business" – Former WEX Employee #1

"Corpay has always been more aggressive than WEX on pricing. *It enforces far tighter credit terms"* – Former Employee at CPAY #2

"WEX's late fee structure is far less punitive than CPAY's" – Former WEX Employee #2

"Both late fees and subscription fees are higher at CPAY than at WEX" – Former WEX Employee #3

"Corpay is much more protective of its margin than WEX *when it comes to customer pricing"* – Former Employee at WEX #4 & Former Employee at CPAY #2

"Corpay has done a better job monetizing its Mobility customers than WEX*. It was earlier in offering an open loop fuel product"* – Former WEX Employee #4

Mobility Costs

*"Between direct and partner products****, there are so many competing products that are cannibalizing WEX's own business"*** – Former WEX Executive #3

"The digital market efforts aimed at small fleets are distracting *– those customers are competitive and low quality"* – Former Employee at WEX #4 & Former Employee at CPAY #2

"Every individual co-branded card at WEX has its own sales team and ***individuals are incentivized to steal customers from other areas of WEX"*** – Former Employee at WEX #4 & Former Employee at CPAY #2

"At WEX there was a ***cultural bias towards revenue growth over profitability"*** – Former WEX Employee #5

"There was definitely cost bloat at WEX*. Engineering, tech, and ops had not been modernized"* – Former WEX Employee #6

Source: Impactive conversations with former WEX and CPAY employees

The Mobility performance gap is fixable with the right leadership. WEX's dominant positioning in Mobility gives it pricing power and a right to win

40%	**0%**	**4.5/5**	**35%**	**96%**
WEX fleet card market share[1]	Large customer churn[2]	Customer satisfaction score[3]	Implied subscription pricing power[4]	Share of customers expecting to use a fleet card for EVs[5]

High Customer & Partner Retention

➤ **Moat enhanced with closed loop network**
WEX owns one of two closed loop fuel payment networks, enabling it to offer stronger volumes to merchants and better fuel pricing to customers[1]

➤ **Universally sticky customer relationships**
Customers rarely leave, citing the administrative burden of reissuing cards and retraining drivers, integration with telematics and reporting systems, and the breadth of WEX's fuel station network[1]

➤ **10+ year relationships with major FMC's**
Typical FMC contract tenures of 10+ years; deep integration creates high embedded switching costs[1]

Untapped Pricing Power

➤ **Low total cost, high cost of failure**
Fleet card cost is a rounding error for fleets relative to fuel, labor, and vehicle expense[1]

➤ **~35% implied subscription tolerance**
The weighted average increase fleet managers would absorb before considering a switch is ~35%. Only 1% of customers would terminate their WEX relationship based on a price increase[4]

➤ **EVs are a tailwind to pricing**
Customers value WEX data even more in a mixed fleet world and are willing to pay an incremental $33/vehicle/year for EV charging. WEX data critical in evaluation Total Cost of Ownership[1,5,6]

Unrealized Cross- & Up-Sell Opportunity

➤ **65% of fleet customers don't use WEX for Corporate Payments**
Only 35% of WEX fleet customers use WEX for corporate payments vs. 67% of Corpay customers—a major untapped revenue opportunity[5]

➤ **Alternative fuels = new revenue streams**
EVs create alternative revenue opportunities like electricity optimization, TCO analysis, and ubiquitous charging[1,5,6]

➤ **Higher fuel prices a tailwind**
Recent increases to fuel prices drive untapped customers towards fuel cards and value-add reporting tools[1]

(1) Based on conversations with former employees, customers, and competitors; (2) 2026 call with WEX former reported zero large customer churn in Mobility; (3) Impactive WEX Mobility Survey 2025; average across value for price, customer service, payment terms, fraud protection, reporting & EV innovation; (4) Impactive WEX Mobility Survey 2025. Implied pricing power = weighted-avg % increase before customers consider switching; (5) Impactive WEX Mobility Survey 2025; (6) Impactive WEX Mobility Survey 2021

Corpay has had stronger cross-selling execution than WEX, but the problem is fixable

Conversations with former employees indicate, and Impactive survey work substantiates, that WEX's Mobility customer base is untapped with respect to cross-selling. However, high satisfaction scores among customers who *do* use non-fuel payment cards indicate WEX can course correct with stronger sales execution.[1]

Impactive Mobility Survey 2025: Do you also use your fleet card provider (WEX or CPAY) for non-fuel related payments?



Impactive Mobility Survey 2025: On a scale of 1 to 5 (1 is worst, 5 is best), how would you rate WEX's non-fuel payments product on the following?



1. Impactive WEX Mobility Survey 2025 which surveyed 200 fleet managers

In long form interviews, customers across various industries and fleet sizes have suggested that WEX is not fully exercising its pricing power in Mobility

WEX Customer Industry	Fleet Size (# of Vehicles)	Thoughts on WEX Pricing Power
Industrials	250	"I pay WEX $2/vehicle/month. I wouldn't leave even if they doubled my price"
Construction	60	"It would be very difficult to take WEX out – I don't pay an administrative fee today but would pay $1/vehicle/month without leaving"
Automotive	12,000	"If WEX increased my pricing by 30%, I would just pay it rather than go through the hassle of leaving"
Telecommunications	26,000	"I chose WEX because its rebate is 10-15bps higher than CPAY"
Oil & Gas	900	"WEX has not increased my pricing in the eight years I've been a customer. I wouldn't leave even if they tripled my monthly price – it is too annoying to switch"
Food & Beverage	250	"WEX's rebate is 50bps lower than Corpay's. And I wouldn't leave even if WEX doubled my monthly fee – it is not that big of an expense and is annoying to switch"
Healthcare	360	"I currently pay WEX $1/vehicle/month and wouldn't leave even if they tripled pricing. WEX provides a great service and platform and switching would be annoying"
Trucking	25	"WEX is far cheaper than Corpay – I pay Corpay $50/month and nothing to WEX"
Fleet Management Company	5,000	"WEX charges $2/vehicle/month while Coast charges $4/vehicle/month. Customers will pay the $4 as long as they are happy with the product"

50

Source: Impactive long-form Mobility surveys conducted in 2023, 2025, and 2026

We believe Mobility segment margins could be ~10-15 points higher with proper oversight and execution. Just this operational improvement could increase EPS by ~30-40%

Impactive Bridge to Optimized Mobility Margins[1]



60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Mobility / Vehicle Payment Segment Operating Margins
$25.0
$20.0
$15.0
$10.0
$5.0
$-
Adj Earnings per Share
2025A, Optimized Mobility Margins: ~$22
~30-40% EPS Upside from Pricing & Margin Improvements in Mobility
2025A: $16
24.1%
~7%
~3%
~3%
~35 -40%
5%
Reported in EBIT for WEX given bank ownership
~5%
Difference in customer mix and co-branded portfolio
48.3%
WEX Economic EBIT Margin 2025A
Price Opportunities
S&M Opportunities
G&A Opportunities
Optimized WEX Mobility EBIT Margin
Operating Interest
Other Structural
CPAY Vehicle Payments Economic EBIT Margin 2025A
WEX Adj EPS

1. Impactive estimates. “Price Opportunities” assumes a 15% average price increase at 80% incremental margin. “S&M Opportunities” assumes ~$50mm in Sales & Marketing cost reductions, based on the increase from 2022 to 2025 and lack of growth. “Other Structural” is based on estimates from former executives at WEX and CPAY



Corporate Payments Operating Performance & Capital Allocation



Corporate Payments: Executive Summary

The Problem

- In **Corporate Payments** (CP), WEX's organic revenue growth is flat to negative, severely trailing CPAY and WEX's own 10-15% growth targets set in 2022.[1]

- Diligence reveals that this is the result of a Board-driven decision to allocate shareholder capital towards lower quality embedded payments rather than higher quality payables and cross border or Mobility niches.

- The largest acquisition WEX made in payments, eNett, experienced a customer insourcing event last year which drove a 19% decline in segment profit.[2] The Board missed this key customer concentration risk.

- The current WEX Board has attempted to accelerate Corporate Payments growth for over a decade to no avail, calling into question whether the right leadership is in place to pursue these opportunities.

Board Refreshment Will Create Value

 New board members can more objectively evaluate incremental organic and inorganic investments in Corporate Payments.

 The largest Corporate Payments opportunity may be in cross-selling to Mobility customers given WEX's deeply embedded relationships.

 Kurt participated in Corpay's highly successful Corporate Payments M&A strategy. Lauren can help to provide perspective on CP strategies at other payment companies.

1. WEX SEC filings. Organic growth excludes the impact of FX and acquisitions. See Appendix for WEX calculation
2. WEX SEC filings. Compares Corporate Payments Segment GAAP EBIT in 2025 with 2024

In the Corporate Payments segment, WEX focuses on B2B payments

WEX Corporate Payments is seeking to displace the massive non-carded B2B Total Addressable Market.

Most of WEX's CP revenue is driven by the issuance of B2B virtual cards ("Embedded Payments"). The remainder is driven by Accounts Payable Direct, which handles a customer's entire payables platform.

Mastercard Global Share of Invoiced Commercial Payments ($Trn)[1]



White space for WEX Corporate Payments

$8Trn Check

$53Trn EFT/ACH/Wire

$2Trn Carded

Mastercard B2B Invoiced Payments TAM

WEX Corporate Payments Segment – Revenue ($mm) by Sub-Segment[2]



AP Direct, ~100, ~20%

Travel Embedded Payments, ~250, ~50%

Non-Travel Embedded Payments & Other, ~120, ~30%

Largest competitors are Amex, Citi, and JP Morgan[3]

1. Mastercard Investor Day 2024
2. WEX SEC Filings. Based on 2025 total Revenue figures. Travel and AP Direct contribution based on earnings calls and IR calls
3. Based on conversations with former employees

Corporate Payments *should* be a massive opportunity for which WEX is uniquely situated

97%

B2B payments are non-carded[1]

65%

Share of Mobility customers not using a Corporate Payments product[2]

>$2bn

WEX Free Cash Flow generation 2026-2028[3]

The B2B Payments Opportunity

➤ **Commercial payments are under-digitized and inefficient**
Massive opportunity for virtual cards to capture market share held by checks and ACH. However, a diverse competitive set makes payments expertise critical to identifying where WEX has a right to win

➤ **Accounts Payable Direct relationships are highest value**
Unlike the Embedded Payments segment, which issues simple virtual cards, AP Direct relationships are higher value and stickier

➤ **AI is an accelerator**
AI should drive companies to adopt emerging payment technologies faster and payment companies to expand their margins

Mobility Cross-Sell: The Natural Unlock

➤ **WEX enjoys embedded Mobility relationships**
Fuel is a significant spend category for fleet customers which WEX can use to cross-sell CPs

➤ **Fleets are in early stages of digital adoption**
Construction & transportation are later adopters. 50% of WEX Mobility customers primarily use check or bank account transfer for non-fuel payments[4]

➤ **CPAY success illustrates opportunity**
Diligence indicates recent CPAY growth has been a success due to expansion of fuel card to non-fuel options. In surveys, 67% of CPAY customers use a CP's product versus only 35% for WEX[2]

Investment Opportunity

➤ **WEX generates an enormous amount of FCF**
We forecast $600-800mm/year[3]

➤ **Fintech multiples are at all time lows**
Opportunity to invest in accretive, on-strategy deals if they are better than share repurchases and can be effectively integrated

➤ **Natural synergies opportunity**
WEX's large volumes, existing Embedded Payments platform, and network relationships create synergies

➤ **Execution is key**
Given the massive size of the market, it is important to have leaders who can effectively choose WEX's niche

1. Mastercard 2024 investor day
2. Impactive WEX Mobility Survey 2025
3. Impactive forecasts as of 3/31/2026
4. Conversations with WEX customers, former employees, and competitors

Relative success of Corpay's Corporate Payments strategy indicates WEX's underperformance is driven by poor execution and capital allocation



WEX vs CPAY Corporate Payments Segment Organic Growth[1]

- WEX Corporate Payments Segment Organic Growth
- CPAY Corporate Payments Segment Organic Growth

1. See Appendix for calculation of organic Corporate Payments revenue growth. Corpay based on company reported Pro Forma and Macro Adjusted Change



Benefits, Sum of the Parts,
& Capital Allocation

Benefits, Sum of the Parts, & Capital Allocation: Executive Summary

The Problem

- Since the current WEX CEO was appointed over a decade ago, ROICs have materially worsened and meaningfully trail our closest peer, which is also pursuing an M&A strategy but with stronger results.

- There is a strong cultural bias towards revenue growth over profitability and per share price appreciation at WEX. As a result, the Board does not proactively consider share repurchases or asset sales absent shareholder pressure.

- WEX **Benefits** is a standout compounder with strong performance. However, it is not accurately valued in the current structure.

- Separating the business would create shareholder value, improve focus, and enable the separated business to grow inorganically. Unfortunately, cultural inertia and misplaced incentives have prevented the current Board from objectively assessing this opportunity.

Board Refreshment Will Create Value

 Significant WEX cash generation alongside depressed industry multiples make now a particularly opportune time to allocate capital and consider strategic alternatives.

 WEX's low relative valuation suggests that pursuit of strategic alternatives could result in significant upside.

 Beyond a one-time re-rating, there are broader benefits to business separation including improved management focus and ability to grow inorganically.

 Ellen and Lauren are particularly well suited to evaluate strategic alternatives given their respective experience in banking and capital allocation.

WEX ROIC has declined since the current CEO took over, trailing its most direct competitor, during a period in which the Company completed a series of large acquisitions



WEX & CPAY Return on Invested Capital[1]

WEX CEO appointed January 2014

~10% Estimated Cost of Capital

WEX ROIC only improves after reactive commencement of share repurchases at urging of Impactive and other shareholders

Return on Invested Capital

WEX — CPAY

1. ROIC defined as EBIAT divided by Total Invested Capital. EBIAT is defined as Economic EBIT less tax, assuming a 25% corporate tax rate. Economic EBIT defined as GAAP EBIT adjusted for Gains & Losses on Disposal, Impairment of Goodwill, and Legal Settlement. Total Invested Capital defined as Total Debt plus Equity. See Appendix for full calculation

Why has WEX's capital allocation been poor? Our diligence unearths 3 key errors

Empire Building

A strong cultural bias towards revenue growth at the expense of per share returns

- A pervasive culture of chasing growth. According to a former employee: "WEX had a PE mindset to find growth and always grow"

- Several large WEX acquisitions had low profitability and closed at excessively high, dilutive valuations[1]

- Unlike CPAY, WEX management only considers share repurchases and asset divestitures under shareholder pressure

Corporate Payments Failures

Board has failed to find WEX's niche in Corporate Payments

- Board has allocated capital towards lower-quality Embedded Payments businesses and missed the cross-border and AP Direct opportunities, where CPAY has created value

- Management wants to continue to invest in Embedded Payments despite past failures. On the Q2-25 earnings call, WEX CEO said "we continue to invest in expanding our embedded payments offering beyond our core travel vertical"

Lack of Post-Close Integration

WEX does not cut costs at acquired assets post acquisition

- Former employees have reported that WEX does not integrate acquisitions after they are completed. CPAY is described as highly aggressive on post close expense management[2]

- Since 2013, WEX's revenues have more than tripled, with a significant inorganic contribution, but its operating margins have declined by 1360bps[3]

1. Payzer for $250mm / ~9x sales, eNett for $578mm / ~6x Sales (pro forma for large customer insourcing), Noventis for $339mm / ~7x Sales, and benefitexpress acquired for $275mm / ~7x Sales
2. Conversations with former employees at WEX and CPAY
3. WEX SEC Filings. Compares GAAP Operating Margin in 2015 and 2025

The Benefits segment is an entirely separate business which trades at a severe implied discount to its only standalone public peer



HealthEquity
25%
Optum Bank
15%
Fidelity
11%
Webster Bank
9%
WEX
7%
Other
33%
HSA Account Market Share[1]

WEX vs HQY EV/EBITDA

15x
7x
WEX
HQY

WEX Shareholder Underperformance vs HQY[2] **-404%**

Benefits is a standout operating performer but has been shackled by a depressed conglomerate multiple.

1. Mizuho HealthEquity Company Report, March 2026
2. Total shareholder underperformance from HQY IPO on 7/30/2014 through 2/6/2026

WEX Benefits compares favorably with HealthEquity on growth and margins, indicating it could trade at the same multiple as a standalone company



WEX Benefits vs HealthEquity – Organic Growth and Economic Margins[1,2,3]

Legend: WEX Benefits Economic EBIT Margin | HQY GAAP EBIT Margin | WEX Benefits Organic, Macro-Adjusted Growth | HQY Organic, Macro-Adjusted Growth

1. 2026 & 2027 are based on Impactive assumptions for WEX and based on consensus for HealthEquity
2. WEX Benefits Economic EBIT defined as GAAP Segment EBIT less Corporate Costs allocated based on Revenue. See Appendix for calculation
3. Organic, Macro-Adjusted Revenue growth excludes the impact of acquisitions and interest rate changes for both WEX and HQY. See Appendix for calculation

From the outside, we see limited rationale for having Mobility under the same roof as Benefits

Mobility Segment	Benefits Segment
✓ Sold to **fleet managers** where end user is a **business**	✓ Sold to **human resource** departments where end user is a **consumer**
✓ **Closed loop credit product**. Payment terms are a key determinant of customer success	✓ **Open loop debit product**. No credit is issued
✓ **Payment processing** and **late fees** are key drivers of revenues	✓ **Recurring account fees** and **interest income** are key drivers of revenue
✓ Competitors are focused on **B2B payments**	✓ **Competitors are exclusively focused on health** given the operating & regulatory nuances involved
✓ Sell-side Mobility analysts cover WEX alongside CPAY, V, MA, and other payments companies	✓ Sell-side Benefits analysts do not cover WEX. They cover HQY and other health-focused companies
✓ **Largest competitor (CPAY) does not own a bank** and has higher margins and faster growth than WEX	✓ **Largest competitor (HQY) does not own a bank** and has equivalent margins and growth to WEX Benefits

There is no evidence that WEX derives any strategic or financial advantage from having Benefits under the same roof as Mobility.

Source: Based on Impactive conversations with former employees, competitors, customers, and research analysts alongside Impactive Mobility survey work

There is no cross-selling synergy between Mobility/Corporate Payments and Benefits



Impactive Survey 2025: You mentioned you use WEX for fuel cards. Do you also use WEX for consumer-funded benefits? If so, why? (N = 127)

We don't offer consumer-funded benefits
10%

I don't know
1%

Yes (WEX selected for fuel card integration)
6%

Yes (WEX selected for other reasons)
20%

No
63%

Our diligence shows there is limited overlap between Mobility and Benefits customers. This makes sense – the buyer of a fuel card is someone focused on fleet management, not someone who works in Human Resources.

Source: Impactive Mobility Survey January 2025

Numerous diligence calls have revealed that Benefits is separable with minimal dis-synergies, but a culture of empire building has prevented it

"**There are no synergies between Benefits and the other segments**. The systems are totally separate".... "But I can't imagine management separating anything even if it makes sense for shareholders – **management's long-term vision is to be a $5bn company**" – Former WEX employee #1

"**Benefits really should not be under the WEX umbrella** – having more management focus on each business would improve execution" – Former WEX employee #2

"Management tried and failed to integrate segments via a 'One WEX' initiative. Clients didn't like it and **there just isn't any natural crossover**" – Former WEX employee #3

"**From a customer perspective, Benefits is totally separate from the other two segments.** There is more overlap between Fleet and Corporate Payments" – Former WEX employee #2

"**It is a totally separate decision maker between a Benefits customer and a Mobility customer**" – Former WEX employee #4

"**If WEX didn't have an internal bank it would only give up 40-50bps in interest income**.... **but there was a cultural bias towards revenue growth**" – Former WEX employee #5

"There was no internal will to separate Benefits **because of pride and ego** about running a bigger business" – Former WEX employee #6

Source: Impactive diligence calls with former WEX employees

Many current, former, and prospective shareholders have expressed concern about WEX's complexity and empire building

"It takes me longer to update the WEX model than it does to update the Visa model – **the juice just isn't worth the squeeze**" – Prospective Shareholder at Long/Short Fund

"WEX's performance has been frustrating. They trade at a massive discount to peers and **we don't understand why they refuse to simplify**" – Current Long Only Shareholder

"We've been on the sidelines because of the management team – no coherent strategy, bad capital allocation, and **overly focused on revenue growth over shareholder returns**" – Prospective Shareholder at Long/Short Fund

"**We are concerned about whether these segments fit together** and whether the management team will do anything about it. Their targets always seem to solve for inorganic revenue growth" – Prospective Shareholder at Special Situations Fund

"We started buying a small position but **the complexity is preventing us from buying more** – it is three totally different businesses that are hard to underwrite" – Shareholder at European Fund

"The team at WEX is mistaking enterprise value for equity value. **Their job is not to build a bigger company yet they seem to think it is**. It is a no brainer to spin out the Benefits business" – Shareholder at Long Short Fund

"WEX is too difficult of a stock to cover – **it is too complicated for the size that it is**. That makes it really hard to put up clean quarters" – Former Shareholder at Long-Only Fund

Source: Impactive conversations with WEX shareholders

WEX has provided limited rationale for keeping these assets together. When explanations have been offered, in our view, they have failed to present a well-reasoned justification

WEX Board Pushback[1]	Board Position	Reality
Diversification	Investors value the diversification of having multiple businesses	✓ The Company wouldn't be trading at the lowest multiple in its public history if this were the case. Current markets assign discounts, not premiums, to conglomerate structures
Stranded Costs	Dis-synergies would be overly onerous given shared bank resources and combined operations	✓ Like HQY, WEX Benefits could easily partner with third party banks to custody attractive HSA deposits. HQY does not own a bank and has equivalent operating performance to WEX Benefits ✓ We estimate that WEX Benefits would give up only 50-100bps in interest income from using a third-party custodian[2] and would simultaneously enjoy a capital release and reduction in overhead costs ✓ Other than interest on deposits, there are few shared marketing, technology, or overhead resources
RemainCo Multiple	RemainCo would trade poorly given fuel price & EV fears	✓ Maybe, but the lowest rated payments businesses already trade around WEX's multiple. Our direct competitors trade at higher multiples
Cross-Selling	WEX drives value from cross-selling products between Mobility, Corporate Payments, and Benefits	✓ Fleet cards and benefits administration are not bought by the same individual at an organization ✓ There has been no appreciable organic growth acceleration in any segment from operating a combined business ✓ Impactive survey work indicates extremely limited customer overlap between Benefits and WEX's other two segments
CPAY Process	Corpay ran a strategic review in 2023 and concluded no change was warranted	✓ In our view, Corpay does not own any asset that is as valuable and separable as WEX Benefits ✓ Corpay trades at a higher multiple than WEX, making asset separation less attractive

1. Pushbacks to the spin-off provided by the Board privately to Impactive or on earnings calls
2. Conversations with current and former executives at HealthEquity, Optum, and WEX report that WEX would give up 40-50bps. HealthEquity FY31+ maturities yield rates that are 80bps below WEX

From the outside, we think stranded costs are manageable: we conservatively estimate $16-46mm on SpinCo and $16-26mm on RemainCo

$mm	SpinCo (Benefits)	RemainCo (Mobility)	Assumptions & Sources
Stranded Cost Assumptions: WEX Bank			
Avg Custodial Assets 2027, WEX Bank	$4,800		13% CAGR from 2025
Interest Rate Hit from Third-Party Custody of HSA Deposits[1]	(50-100bps)		- HQY FY31+ maturities yield 4.2% vs 5.0% at WEX Bank, implying an 80bps spread from bank ownership from equivalent maturities[2] - Former WEX, HQY, and Optum executives have estimated that WEX would give up only 40-50bps in interest income from using a third party custodian[3]
Reduction in Interest Income	($24 – 48)		50-100bps of $4.8bn
(+/-) Bank Salaries, Employee Benefits, & Premises	$6	($6)	$11mm in bank overhead per FDIC call report. Assumes 50% allocated to WEX Benefits pre-spin[4]
(+) Higher income from bank capital release after Benefits spin	$12 – 16		Assumes $200mm in capital would be released from WEX Bank post exit of HSA business - <5% of assets and well below WEX Bank's capital increase since becoming HSA custodian. Assumes 6-8% WACC
Assumed Stranded Costs: WEX Bank	($6 - 26)		
Assumed Stranded Costs: WEX HoldCo	($10 – 20)	($10 – 20)	Benchmarked to Verint spin-off of Cognyte ($15mm in stranded costs at both companies)[5]
Total Stranded Costs	**($16 – 46)**	**($16 – 26)**	

Ellen Alemany is particularly well placed to evaluate the implications of a bank separation as the former CEO of a bank.

1. If WEX Benefits is spun out and WEX Bank stays with RemainCo, WEX will need to find a third party to custody those assets
2. Based on HealthEquity investor presentation and WEX Supplemental Reports
3. Conversation with former executives at WEX Bank, HealthEquity, and Optum
4. Per WEX 2025 Call Report, there was $11mm in Salaries, Employee Benefits, & Premises Expenses at WEX Bank
5. Sourced from December 2020 Verint earnings call. Estimated $15mm in stranded costs at RemainCo and SpinCo

The math works even with more onerous stranded cost assumptions

Share Price Uplift from Spin, Sensitized for Higher Stranded Costs[1]					
	RemainCo Stranded Costs ($mm)				
$26mm RemainCo / $46mm SpinCo are high points of Impactive est.	(26)	(36)	(46)	(56)	(66)
(46)	$219	$217	$215	$213	$211
SpinCo (56)	$215	$213	$211	$209	$207
Stranded (66)	$211	$209	$207	$205	$202
Costs ($mm) (76)	$206	$204	$202	$200	$198
(86)	$202	$200	$198	$196	$194
WEX Share Price 3/31/26: $153					

It is hard to know what the specific stranded costs will be from the outside. However, the spin math works well even with much higher stranded cost assumptions.

1. Assumes 7x EBITDA multiple on RemainCo and 14.5x EBITDA multiple on SpinCo, in line with midpoint of range



Poor Governance & Board Oversight

The Board has failed on its most basic functions

Board Fiduciary Duty	WEX Board Actions	Impactive Assessment
Monitor performance and review strategy	• Oversaw widening growth and margin gap versus Corpay. • Approved continued investment in sales & marketing despite the ineffectiveness of prior investments, as evidenced by a material deceleration in Mobility revenue growth. • Failed to address persistent valuation gap to HealthEquity.	**FAILED**
Hold management accountable for execution	• Despite a decline of more than $3 billion in WEX's market capitalization since the CEO & Chair roles were combined in 2019 – driven by operational underperformance and an expanding margin gap relative to its closest peer – Ms. Smith has received $85 million in compensation.[1]	**FAILED**
React to shareholder feedback	• Despite a clear shareholder rebuke at the 2025 AGM, articulated no plan to address strategic or operational concerns. Continues to maintain the status quo. • Refused to allow shareholder representation in the boardroom.	**FAILED**
Set proper performance targets and appropriate compensation incentives	• Set bonus thresholds that were lower than guidance provided to investors, leading to bonus payouts even when WEX missed guidance.[2] • Eased executive performance targets 11 times during the CEO's tenure.[3]	**FAILED**

1. Bloomberg comparing September 12, 2019 to February 6, 2026
2. WEX Investor Day Presentation, March 13, 2022, 10% lower end of revenue growth guidance vs. 4.4% revenue growth implied by $6,318 LTIP adjusted revenue threshold
3. Company filings, count of eased performance targets reflects changes to goals for adjusted revenue for short-term awards (2026, 2021), adjusted operating income for short-term awards (2026, 2021, 2017), adjusted revenue for long-term awards (2022, 2019, 2018), and adjusted net income-EPS for long-term awards (2022, 2019, 2018)

Targeted directors have overseen years of underperformance

		Start Date	WEX	Corpay
	Nancy Altobello	June 4, 2021	-22%	28%
	Stephen Smith	September 12, 2019	-23%	23%
	Melissa Smith	January 1, 2014	64%	199%

Source: Bloomberg. Total shareholder returns with dividends reinvested as of February 6, 2026

The Board has failed to make meaningful change despite underperformance

✗ **No changes to WEX's management team**

✗ **No separation of Chair & CEO role**

✗ **Only one new director added to Board**

✗ **No change in spending or margin plans**

✗ **No change to business mix**

Amid industry volatility, WEX stands alone in its unwillingness to address underperformance

While the payments sector has faced considerable volatility in recent years, boards at payments companies with underperforming share prices have taken meaningful steps to strengthen their future positioning:

avidxchange	Sold to Corpay[1]
FIS	CEO change, acquisition of Issuer Solutions business, sale of Worldpay[2]
globalpayments	CEO change, sale of Issuer Solutions business, acquisition of Worldpay[3]
nuvei	Taken private[4]
PayPal	CEO change[5]
fiserv.	CEO change[6]
wex	**NOTHING**

1. AvidXchange was sold to Corpay on October 15, 2025
2. FIS Board Appoints Stephanie Ferris as President and Chief Executive Officer, October 18, 2022 and FIS takes $17.6 billion hit in merchant unit to be spun off, Reuters, February 13, 2023
3. Global Payments Announces CEO Succession Plan, May 1, 2023 and Global Payments Announces Agreements to Acquire Worldpay and Divest Issuer Solutions, April 17, 2025
4. Nuvei was sold to Advent on November 15, 2024
5. PayPal Appoints Enrique Lores as Chief Executive Officer and David W. Dorman as Independent Board Chair, February 3, 2026
6. Mike Lyons assumed the role of Fiserv on May 6, 2025

There is a clear disconnect between the Board's messaging and market feedback

Q4 2025 Earnings

The Board would have you think that everything is going well....

When it comes to deploying capital, our priorities haven't changed..."

...process of bringing in the external bankers [...] just validated the fact that the business is better off together and execution should be our focus, execution of our strategy."

...But analyst reactions tell a different story

...the comparability of [WEX and CPAY] and their investment merits has seldom been more disparate in terms of durable revenue growth, returns, capital allocation, and strategic clarity."

William Blair
Andrew W. Jeffrey
February 5, 2026

Our WEX price target is at a discount to CPAY which grows top and bottom line faster...CPAY has stronger relative earnings quality, higher margins with less pressure on take rates"

Morgan Stanley
Tien-Tsin Huang
February 6, 2026

Source: Q4 2025 WEX Earnings Call & Sell Side Reports

Impactive has made numerous attempts to engage with WEX in good faith

March 2021
Impactive initiates investment

September 2021
Impactive presentation shared with management outlining concerns around historical returns on M&A

August 2023
Impactive shared a presentation with WEX that underscored concerns on M&A returns and highlighted potential returns from a Benefits separation

December 2024
Lauren Taylor Wolfe spoke with Melissa Smith to express concern around stock performance and request board representation for Impactive. WEX board subsequently denies request

April 2025
WEX denies Impactive's reiterated request for board representation, forcing Impactive to publicly voice its concerns and intention to vote AGAINST three directors

February 2026
Impactive nominates candidates for election to the WEX Board

2021 — **2022** — **2023** — **2024** — **2025** — **2026**

June 2021
Impactive conducted a call with Jack VanWoerkom, Lead Independent Director, and Jim Neary, then Chair of the Compensation Committee, to express severe concern around the award of a CEO mega-grant in the same month as Neary had structured an attractive convertible note for Warburg Pincus[1]

June 2022
Impactive shared an analysis with WEX highlighting a 16-point margin gap between WEX and CPAY and potential sum-of-the-parts upside from separating Benefits

October 2023
Impactive spoke with Melissa Smith and expressed severe concern around rich valuation for announced acquisition of Payzer

February 2025
Impactive presents ideas to the full WEX board on capital allocation, sum-of-the-parts initiatives, and margins. Impactive reiterates request for board representation. Also in Feb-25, WEX announces an investment plan that exacerbates margin gap with leading peer

May – December 2025
Despite significant shareholder discontent demonstrated by the voting results at the 2025 Annual Meeting, WEX makes no substantive change to board or strategy

1. Neary has worked as a Managing Director at Warburg Pincus during his tenure on the WEX Board

Ms. Smith sells shares at every opportunity

CEO has sold an astounding $54mm in stock since 2019, the year she was named Chair, despite languishing shareholder returns.



WEX Share Price
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Sep 25
Jan 26
Sells $6.3mm in shares, including $3.3mm one week prior to becoming Chair
Sells $6.9mm in shares
Sells $22.3mm in shares less than one year after receipt of $10mm equity grant
Sells $8.0mmin shares
Sells $11.3mm in shares
CURRENT OWNERSHIP: 0.6%
Buys trivial $0.5mm post Impactive withhold letter

Since becoming CEO in 2014, Ms. Smith has sold $57mm in stock or 51% of her gross compensation.

Source: Bloomberg and WEX Proxies. Represents share price from 1/1/2019 through 2/6/2026

WEX leadership has minimal skin in the game relative to tenure and to Corpay

WEX vs CPAY CEO Ownership (% of Shares)


6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
wex
Corpay
Smith owns just $29M of WEX shares after 29-year history at WEX, despite having earned $123M in total compensation since WEX's 2005 IPO.
0.6%
4.9%
IMPACTIVE CAPITAL
CPAY CEO Ron Clarke owns $682M of CPAY shares after 25-year history at CPAY.
3.4%
WEX CEO
Impactive
CPAY CEO

Source: WEX & CPAY Proxies. Ownership includes common stock owned as of 2026 proxies and reflects share prices as of 3/31/26

The Board rewards empire building instead of shareholder returns. Ms. Smith is incentivized to maintain the status quo, as compensation rises with scale



Source: WEX SEC Filings

Compensation practices show a pattern of maximizing CEO pay regardless of performance and only making changes reactively in response to shareholder complaint

2020: One-Off Compensation Actions Destroy Pay-for-Performance Alignment

- In June 2020, the Leadership Development & Compensation – including a Warburg Pincus executive – approved a sweeping set of compensation changes in a single meeting, which lowered management operating targets and included a $10 million equity grant to Ms. Smith.
- Six days later, WEX announced a $310mm convertible note transaction with Warburg Pincus which included unusually unattractive terms for WEX shareholders.[1]
- **Following these actions, shareholder support for say-on-pay declined sharply, falling nearly 50 percentage points from approximately 98% in 2020 to 47% in 2021.**

Say on Pay Support


100%
80%
60%
40%
20%
0%
-51%
2020
2021

2023: Unclear and Changing Metrics Weaken Transparency and Accountability

- In 2022, Ms. Smith's compensation was negatively impacted by her LTIP TSR modifier. The next year, WEX removed the TSR modifier without disclosing any rationale.
- **The Board only reintroduced the TSR modifier in 2025, seemingly following engagement with Impactive.**[2]



Long-Term Incentive Plan ("LTIP")

Our target long-term incentive mix during 2021 for our CEO was 60% PRSUs, 25% stock options, and 15% RSUs; target long-term incentive mix for our other NEOs was 60% PRSUs, 20% stock options, and 20% RSUs.

PRSUs:
- Payout can range from 0-200% of target with cliff vesting on third anniversary of grant
- 2-year performance period based on cumulative corporate financial goals: Adjusted Net Income-Earnings Per Share (60%), and Adjusted Revenue (40%)
  a. Reward long-term stockholder value creation and encourage retention
  b. The Adjusted Revenue metric recognizes the importance of revenue diversification for our business, given the impact that volatile fuel prices may have on our business results
- 3-year (+/- 15%) relative TSR modifier

Stock Options:
- 3-year ratable vesting requirement
- Reward long-term stockholder value creation

RSUs:
- 3-year ratable vesting requirement
- Reward long-term stockholder value creation and encourage retent

PRSUs granted in 2019 (and modified in 2020) with a performance period of 2019 to 2021 paid out at 106.8% of target, based on a corporate financial performance result of 125.7% and a -15% relative TSR modifier.

Long-Term Incentive Plan ("LTIP")

Our target long-term incentive mix during 2022 for our CEO was 60% PRSUs, 25% stock options, and 15% RSUs; target long-term incentive mix for our other NEOs was 60% PRSUs, 20% stock options, and 20% RSUs.

PRSUs:
- Payout can range from 0-200% of target with cliff vesting on third anniversary of grant
- 3-year performance period based on cumulative corporate financial goals Compensation Adjusted Net Income Earnings per Share (60%) and Adjusted Net Revenue (40%)
  a. Reward long-term stockholder value creation and encourage retention
  b. The Adjusted Net Revenue metric recognizes the importance of revenue diversification for our business, given the impact that volatile fuel prices may have on our business results

Stock Options:
- 3-year ratable vesting requirement
- Reward long-term stockholder value creation

RSUs:
- 3-year ratable vesting requirement
- Reward long-term stockholder value creation and encourage retention

PRSUs granted in 2020 with a multi-year performance period through December 31, 2022 paid out at 12% of target, based on TSR performance relative to the S&P MidCap 400 Index over the performance period.

*PRSUs granted … based on a corporate financial performance result of 125.7% and **a -15% relative TSR modifier**.*
2022
No mention of TSR modifier
2023

Source: WEX SEC Filings

1. On June 29, 2020, WEX announced a $310mm convertible note transaction with Warburg Pincus that included an unusually high 6.5% annual interest rate and an unusually low 23% conversion premium. WEX's interest rate was approximately 600 basis points above the prevailing risk-free rate, 225 basis points above convertible notes issued by CryoLife (NYSE: AORT) in June 2020, and 275 to 587.5 basis points above convertible notes issued by Silicon Labs (NASDAQ: SLAB), Cantel Medical (NYSE: CMD), and Plug Power (NASDAQ: PLUG) in May 2020. The conversion premium was materially below the 30% to 35% conversion premium of the contemporaneous convertible note transactions
2. On January 13, 2025, Impactive spoke with Mr. VanWoerkom, then Lead Independent Director, and Mr. Smith, then Chair of the Compensation Committee, to express the need to improve alignment between shareholders and management. The TSR modifier was subsequently reintroduced

CEO pay has continued to rise despite misses to targets provided to investors

CEO pay keeps rising as key targets were missed, indicating pay is disconnected from street guidance[1]



At WEX's March 2022 Investor Day, management committed to 8-12% organic revenue growth and 15-20% Adj Net Income growth. Meanwhile, the Compensation Committee set CEO LTIP targets below growth targets set to the street. **Three years later CEO Smith was paid out 121% on her LTIP despite shareholder losses and a severe miss to targets provided by investors.**
When rising pay is disconnected from growth and margins, director independence must be questioned.

1. CEO Compensation sourced from WEX company proxies. Management 2022 Long-Range Organic Growth Target sourced from 2022 Investor Day presentation. Realized 3-yr organic growth CAGR of ~5% is calculated by Impactive; see Appendix for full calculation

A close friend of Ms. Smith serves as Chair of the Leadership Development and Compensation Committee, raising questions of independence

- Stephen Smith and Melissa Smith are part of the same close-knit Maine CEO social circle
- Stephen Smith founded an informal group, “Portland Leaders,” after returning to Maine in 2015 to lead L.L.Bean[1]
- The group includes approximately 8–10 core members who meet regularly, and Melissa Smith has been explicitly identified as a member
- WEX’s description of Mr. Smith’s appointment to the Board does not reference an independent executive search process or detail his introduction to the Nominating and Governance Committee[2]
- He joined the Board the same day the CEO and Chair roles were combined under Melissa Smith
- Stephen Smith serves as Chair of the Compensation Committee, which is responsible for setting CEO compensation



Not so lonely at the top: Maine CEOs get advice from good sources — each other

L.L.Bean president and CEO Steve Smith created an informal group of CEO
COURTESY / L.L.BEAN I

BY JESSICA HALL
OCTOBER 19, 2021

When Steve Smith moved back to Maine in 2015 to becc
he wanted to connect with Portland-area leaders to lea
community.

Melissa Smith, chair and CEO of WEX Inc. (NYSE: WEX), said the group gave her a deeper connection to Maine and its community.

“Most of my world of business happens outside of Maine. This gives me that sense of community where I live,” WEX’s Smith said.

“All of business comes from relationships and relationships are building blocks. This helps us make really quick connections to people and ideas,” she added. “Any of these networks is humanizing what you’re going through. Having people in similar roles, having similar stressors. People want to have a connection.”

Simonds echoed Smith’s comments. “Maine is very special in this regard. There’s a sense of community. And these leaders share and open up at pretty high levels, it’s very special,” he said. “We have emails that fly around on issues someone may be facing. Everyone is busy with pretty full agendas, but you send an email on a crisis and the group will get back to you in 10 minutes. It’s pretty incredible.”

Vail added, “It’s a great example of investing in relationships. I know I could pick up the phone and they would be there for me and I’d be there for them.”

1. Source: https://mainebiz.biz/article/not-so-lonely-at-the-top-maine-ceos-get-advice-from-good-sources-each-other/
2. WEX 8-K, September 19, 2019

Don't just take our word for it: change is needed



Instead of restructuring, management is choosing to increase investment against its corporate payments and benefits offerings, which we view as a misallocation of capital. Instead, we would like to see management restructure WEX as we think the sum-of-the-parts offers the best path to shareholder value creation...

...We believe WEX's recent challenges could attract an activist and see a broad strategic review as a potential positive catalyst, given our view that WEX is worth more on a sum-of-the-parts basis.

William Blair & Company L.L.C
No Alpha Opportunity; Downgrade to Market Perform From Outperform
February 6, 2025



Impactive's Nominees are the Right Choice

Impactive has a proven track record of collaborative engagement in the boardroom

Lauren was an exceptional board member who, along with her team at Impactive, helped guide us through a series of strategic and capital considerations, and see around corners in a very turbulent Covid market. She listened intently, synthesized diverse viewpoints and was highly collegial in making her points... Lauren also had the insight to invest big on the Covid dip – she was bold and brilliant while the rest of the world sat on their hands.

Joe DeAngelo – Chairman & CEO HD Supply

As Lead Independent Director at HDS where I served alongside Lauren, I can say without hesitation that she was a value-added board member with the highest level of integrity and professional ethics. She helped foster an environment of mutual respect and collegiality, particularly when navigating complex strategic and governance issues, always putting shareholders and the organization's best interests first. It was a pleasure to serve alongside Lauren.

Kathy Affeldt, former Lead Independent Director, HD Supply

We led a proxy process back in 2023 with Envestnet, and coincidentally, one of the nominees on our slate that we announced for WEX was Jim Fox, the chairman of Envestnet. Jim approached us and said, 'You know what, Lauren? I've seen how your team works. I've seen the value you can create for all shareholders.' And he asked to join our WEX slate.

Lauren Taylor Wolfe

Who would you prefer to make capital allocation decisions going forward?

WEX Nominees	Impactive Nominees
x Current Chair & CEO has presided over 12 years of underperformance versus market and closest peer	✓ Significant alignment with shareholders
x Only pursued a strategic review as a reactionary response to public embarrassment	✓ Both Ellen and Lauren have experience with business separations (at HD Supply and CIT Group)
x Horrendous Corporate Payments results after a decade of attempting to enter the space	✓ Ellen's experience gives her significant knowledge banking regulation, capital requirements, and the potential banking complexities of a Benefits spin
x Board owns well under 1% of shares outright and is incentivized to maintain the status quo given total ownership is less than 2x annual board compensation	✓ Kurt has experience at WEX's largest competitors at Benefits and Mobility. He also presided over the most lucrative years of CPAY M&A. He can address WEX's misplaced Corporate Payments strategy and drive post-close integration
x CEO has been taught that a bigger business = more compensation. Her incentives are not aligned with per share metrics	✓ **Willing and incentivized to evaluate near-term and mid-term valuation creation opportunities. Agnostic to revenue base – only focused on per share appreciation**
x **Proven unwilling to enact shareholder-friendly change absent external pressure**	

Kurt Adams



- Current CEO of IPC Systems, Inc., a provider of network services and trading communications technology for financial institutions, since 2024.

- Served as CEO of Optum Financial, Inc., a payments and financial services subsidiary of UnitedHealth Group Inc. (NYSE: UNH) and a direct competitor to WEX Benefits, and a board member of Optum's affiliated bank from 2019 to 2024.

- Served as Group President of the Corporate Payments division of WEX competitor Fleetcor Technologies, Inc. (n/k/a Corpay, Inc., NYSE: CPAY), from 2015 to 2019.

- Served in various roles at U.S. Bancorp (NYSE: USB), an American multinational banking institution and direct WEX competitor, including President of Corporate Payments, from 2011 to 2015 and Senior Vice President of Corporate Payments, from 2008 to 2011.

Ellen Alemany



- Current director of First Citizens BancShares, Inc. (NASDAQ: FCNCA) and member of the risk committee since 2022.

- Served as chairwoman and CEO of CIT Group from 2016 to 2022, where she oversaw a multi-year strategic transformation and merger with First Citizens.

- Served as head of management structure from 2007 to 2013 at the Royal Bank of Scotland (RBS) Americas and chairwoman and CEO of its subsidiary, RBS Citizens Financial Group, Inc.

- Served in various roles of escalating seniority from 1987 to 2007 at Citigroup Inc., culminating as CEO of Global Transaction Services.

- Served as a director on the boards of Fidelity National Information Services, Inc. (NYSE: FIS), Automatic Data Processing, Inc. (NASDAQ: ADP), Dun & Bradstreet Holdings, Inc. (formerly NYSE: DNB) and as a director on the Federal Reserve's Federal Advisory Council.

Lauren Taylor Wolfe



- Co-founder and managing partner of Impactive Capital, one of the largest shareholders of WEX, since 2018.

- Served as managing director at investment firm Blue Harbour Group, leading investments in the technology, consumer and business and healthcare services industries from 2007 to 2018.

- Served as a director on the boards of HD Supply Holdings, Inc. (formerly NASDAQ: HDS) from 2017 until its merger in 2020, and Envestnet, Inc. (formerly NYSE: ENV) from 2023 until its merger in 2024.

Vote the <u>WHITE</u> Proxy Card to Wake Up WEX



PROTECT YOUR INVESTMENT IN WEX

Wake Up Wex by voting for the election of Impactive's highly qualified director candidates —

Kurt Adams, Ellen Alemany and Lauren Taylor Wolfe — on the <u>WHITE</u> proxy card



Please visit, www.WakeUpWex.com for additional materials, information and voting instructions



Appendix

Appendix 1: WEX Return on Invested Capital

$mm	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
WEX: Return on Invested Capital																	
WEX																	
GAAP Operating Income		151	233	222	277	306	229	159	233	381	386	(92)	342	470	647	686	664
Legal Settlement												163					
Impairment Charges				18					44	6		53		136			
Gains & Losses on Disposal						(27)	(1)		(21)			46					
WEX Economic EBIT		151	233	239	277	279	228	159	257	386	386	171	342	606	647	686	664
(-) Tax		(38)	(58)	(60)	(69)	(70)	(57)	(40)	(64)	(97)	(96)	(43)	(86)	(152)	(162)	(172)	(166)
% - rate (normalized historically)		25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%
(a) WEX Economic EBIAT		**113**	**175**	**179**	**208**	**209**	**171**	**119**	**192**	**290**	**289**	**128**	**257**	**455**	**485**	**515**	**498**
Total Debt	128	407	295	621	285	902	665	1,599	2,425	2,350	2,935	3,027	2,851	2,725	3,869	4,375	4,858
Total Equity	441	559	709	818	903	1,078	1,096	1,506	1,630	1,796	1,937	1,918	1,839	1,650	1,821	1,489	1,235
Total Invested Capital, End of Period	569	966	1,005	1,439	1,188	1,979	1,761	3,105	4,055	4,146	4,872	4,945	4,690	4,374	5,689	5,864	6,093
(b) Avg Invested Capital During Period		**768**	**985**	**1,222**	**1,314**	**1,584**	**1,870**	**2,433**	**3,580**	**4,101**	**4,509**	**4,908**	**4,817**	**4,532**	**5,032**	**5,777**	**5,979**
WEX Return on Invested Capital ((a) / (b))		**14.7%**	**17.8%**	**14.7%**	**15.8%**	**13.2%**	**9.1%**	**4.9%**	**5.4%**	**7.1%**	**6.4%**	**2.6%**	**5.3%**	**10.0%**	**9.6%**	**8.9%**	**8.3%**

Appendix 1: CPAY Return on Invested Capital

CPAY: Return on Invested Capital																	
$mm	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
CPAY																	
GAAP Operating Income		170	226	325	421	565	668	754	884	1,091	1,231	972	1,243	1,447	1,657	1,787	1,994
Impairment Charges																90	
Gains & Losses on Disposal						(30)	(4)	(1)	(109)	(153)						(121)	(42)
CPAY Economic EBIT		**170**	**226**	**325**	**421**	**536**	**663**	**753**	**775**	**938**	**1,231**	**972**	**1,243**	**1,447**	**1,657**	**1,756**	**1,952**
(-) Tax		(43)	(57)	(81)	(105)	(141)	(167)	(189)	(221)	(273)	(308)	(243)	(311)	(362)	(414)	(469)	(499)
% - rate (normalized historically)		_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_	_25%_
(a) CPAY Economic EBIAT		**128**	**170**	**244**	**315**	**402**	**498**	**565**	**581**	**703**	**924**	**729**	**932**	**1,085**	**1,243**	**1,408**	**1,496**
Total Debt	352	325	424	627	1,137	2,919	2,321	3,267	3,708	3,933	4,066	3,633	4,860	5,750	5,416	6,673	8,179
Total Equity	474	626	811	914	1,244	2,619	2,830	3,084	3,677	3,340	3,712	3,355	2,867	2,541	3,282	3,146	3,927
Total Invested Capital, End of Period	826	951	1,236	1,541	2,381	5,537	5,151	6,351	7,384	7,273	7,777	6,988	7,726	8,291	8,698	9,819	12,105
(b) Avg Invested Capital During Period		**888**	**1,094**	**1,388**	**1,961**	**3,959**	**5,344**	**5,751**	**6,868**	**7,329**	**7,525**	**7,383**	**7,357**	**8,009**	**8,495**	**9,259**	**10,962**
CPAY Return on Invested Capital ((a) / (b))		**14.4%**	**15.5%**	**17.6%**	**16.1%**	**10.2%**	**9.3%**	**9.8%**	**8.5%**	**9.6%**	**12.3%**	**9.9%**	**12.7%**	**13.5%**	**14.6%**	**14.2%**	**13.4%**

Appendix 2: WEX Margins, Mobility Segment and Total Company

WEX Margins: Total Company, Mobility, & Benefits Segments						
$mm	2021	2022	2023	2024	2025	Source
WEX: Total Company Margins						
Revenue	1,851	2,351	2,548	2,628	2,661	WEX SEC Filings
GAAP EBIT	342	470	647	686	664	WEX SEC Filings
Impairment Charge	-	136	-	-	-	WEX SEC Filings
WEX Economic EBIT	**342**	**606**	**647**	**686**	**664**	**WEX SEC Filings**
WEX Economic EBIT Margin	**18.5%**	**25.8%**	**25.4%**	**26.1%**	**25.0%**	
WEX: Mobility Segment Margins						
Mobility Revenue	1,111	1,444	1,383	1,401	1,386	WEX SEC Filings
Mobility Segment EBIT	441	426	473	469	400	GAAP, WEX SEC Filings
Impairment Charge	-	136	-	-	-	WEX SEC Filings
Mobility Segment Economic EBIT	441	562	473	469	400	
Mobility Corp. Cost Allocation	(74)	(78)	(87)	(85)	(67)	Allocated based on Revenue contribution
WEX Mobility Economic EBIT	**367**	**485**	**386**	**384**	**334**	
WEX Mobility Economic EBIT Margin	**33.0%**	**33.6%**	**27.9%**	**27.4%**	**24.1%**	
WEX: Benefits Segment Margins						
Benefits Revenue	414	505	668	740	797	WEX SEC Filings
Benefits Segment EBIT	22	37	115	173	226	GAAP, WEX SEC Filings
Benefits Corporate Cost Allocation	(27)	(27)	(42)	(45)	(38)	Allocated based on Revenue contribution
Benefits Segment Economic EBIT	(6)	10	73	128	187	
WEX Benefits Economic EBIT Margin	**(1.4%)**	**1.9%**	**10.9%**	**17.4%**	**23.5%**	
WEX: Calculation of Corporate Costs						
Mobility Segment Economic EBIT	441	562	473	469	400	
Benefits Segment Economic EBIT	22	37	115	173	226	
CP's Economic EBIT	2	134	219	204	166	GAAP, WEX SEC Filings
Segment Economic EBIT	465	733	807	846	792	
(-) Implied Corporate Costs	(123)	(127)	(160)	(160)	(128)	
WEX Economic EBIT	342	606	647	686	664	

Appendix 2: Corpay Margins: Vehicle Payments, Fuel, & Total Company

CPAY Margins: Total Company, Vehicle Payments, & Fuel Segments						
$mm	2021	2022	2023	2024	2025	Source
CPAY: Total Company Margins						
Revenue	2,834	3,427	3,758	3,975	4,528	CPAY SEC Filings
GAAP EBIT	1,243	1,447	1,657	1,787	1,994	CPAY SEC Filings
(-) Gain on Disposal	-	-	-	(121)	(42)	CPAY SEC Filings
(+) Impairment of Goodwill	-	-	-	90	-	CPAY SEC Filings
CPAY Economic EBIT	**1,243**	**1,447**	**1,657**	**1,756**	**1,952**	**CPAY SEC Filings**
CPAY Economic EBIT Margin	**43.8%**	**42.2%**	**44.1%**	**44.2%**	**43.1%**	
CPAY: Vehicle Payments Segment Margin						
Revenue	1,690	1,950	2,006	2,009	2,139	CPAY SEC Filings
GAAP EBIT	812	885	943	1,077	1,075	CPAY SEC Filings
(-) Gain on Disposal				(121)	(42)	CPAY SEC Filings
CPAY Vehicle Payments Economic EBIT	**812**	**885**	**943**	**956**	**1,032**	**CPAY SEC Filings**
CPAY Vehicle Payments EBIT Margin	**48.0%**	**45.4%**	**47.0%**	**47.6%**	**48.3%**	
CPAY: Fleet Segment Margin						
Revenue	1,320	1,505				CPAY SEC Filings
CPAY Fleet Economic EBIT	670	728				CPAY SEC Filings
CPAY Fleet EBIT Margin	**50.8%**	**48.4%**				

Appendix 3: Organic, Macro-Adjusted Revenue Growth: Mobility & Vehicle Payments Segments

WEX & CPAY: Organic, Macro-Adjusted Revenue Growth							
$mm	2020	2021	2022	2023	2024	2025	Source
WEX: Mobility Segment							
(a) Reported Revenue	918	1,111	1,444	1,383	1,401	1,386	WEX SEC Filings
(+/-) Price per Gallon Impact		(116)	(195)	108	74	27	WEX SEC Filings
(+/-) FX		(8)	13	(1)	(1)	(5)	WEX SEC Filings
(-) Payzer		-	-	(4)	(26)	-	Impactive est. based on IR calls & deal announcement
(b) Adj Revenue, for Comparison with Prior Year		988	1,262	1,486	1,449	1,408	
WEX Mobility Organic, Macro-Adj Revenue Growth ((b)/(a) - 1)		**7.6%**	**13.5%**	**2.9%**	**4.8%**	**0.5%**	
CPAY: Vehicle Payments & Fuel Segment							
CPAY Vehicle Payments Pro Forma & Macro Adj Growth				**6%**	**5%**	**9%**	**CPAY SEC Filings. Excludes M&A and fuel price changes**
CPAY Fuel Pro Forma & Macro Adj Growth		**9%**	**7%**				**CPAY SEC Filings. Excludes M&A and fuel price changes**

Appendix 3: Organic, Macro-Adjusted Revenue Growth: WEX Benefits & HQY

$mm	WEX & HQY: Organic, Macro-Adjusted Revenue Growth[1]						
	2020	2021	2022	2023	2024	2025	Source
WEX: Benefits Segment							
(a) Reported Revenue	364	414	505	668	740	797	WEX SEC Filings
(-) Benefit from Increase in Interest Rates		(8)	(18)	(85)	(22)	(3)	Disclosed on earnings calls or calculated based on rates
(-) Acquisition Contribution		(24)	(17)	(14)	(31)	-	Acquisitions of benefitexpress and Ascensus
(b) Adj Revenue, for Comparison with Prior Year		382	470	569	687	795	
WEX Benefits Organic, Macro-Adj Revenue Growth ((b)/(a) - 1)		**5.0%**	**13.4%**	**12.8%**	**2.8%**	**7.5%**	
WEX Benefits Reported Revenue Growth		**13.9%**	**21.8%**	**32.5%**	**10.7%**	**7.8%**	
HealthEquity							
(c) Reported Revenue	734	757	862	1,000	1,200	1,313	
(-) Benefit/Headwind from Increase in Interest Rates		29	(17)	(88)	(96)	(74)	Calculated based on changes in rates on HSA Deposits
(-) BenefitWallet Contribution		-	-	-	(34)	(13)	Calculate
(d) Adj Revenue, for Comparison with Prior Year		785	844	912	1,069	1,227	
HealthEquity Organic, Macro-Adj Revenue Growth ((c)/(d) - 1)		**7.1%**	**11.6%**	**5.8%**	**7.0%**	**2.3%**	
HealthEquity Reported Revenue Growth		**3.1%**	**13.9%**	**16.0%**	**20.0%**	**9.5%**	

1. For HQY, 2025 refers to year end January 2026

Appendix 3: Organic, Macro-Adjusted Revenue Growth: WEX Corporate Payments

$mm	2016	2017	2018	2019	2020	2021[1]	2022[1]	2023	2024	2025	2026E	Source
WEX Corporate Payments: Organic, Macro-Adjusted Revenue Growth												
WEX: Corporate Payments Segment												
(a) Reported Revenue	215	224	303	368	278	325	402	497	488	477	504	WEX SEC Filings, 2026E Impactive estimate
(+/-) FX		0	(1)	4	1	(1)	15	(3)	(1)	(4)		WEX SEC Filings
(-) M&A & Revenue Recognition		(7)	(40)	(44)	(2)	(53)						Impactive est. based on earnings calls & 10-Ks
(b) Adj Revenue, for Comparison with Prior Year		218	263	329	277	271		494	487	473	504	
WEX CP's Organic Revenue Growth ((b)/(a) - 1)		**1.2%**	**17.4%**	**8.3%**	**-24.8%**	**-2.5%**	**>20%**	**22.7%**	**-2.0%**	**-3.0%**	**5.5%**	
COVID Est. Organic CAGR, 2019-23							*~8%*					

1. 2021 and 2022 were impacted by a change in revenue recognition at a large customer that occurred in Q4-21. Company disclosure does not allow a precise calculation of organic revenue growth in either period. For 2021, this analysis assumes that the Revenue Recognition change decreased 2021 revenue by $17mm, based on the disclosed Q4-20 impact. 2022 is not precisely calculable but likely exceeded 20% given the post-COVID travel rebound
2. Estimated based on limited disclosure and conversations with former employees who estimated high single digit organic revenue growth over this time period

Appendix 4: Margin gap under CPAY's prior reporting framework

WEX vs CPAY **Mobility / Fleet** Revenue, 2022 (prior CPAY reporting)[1]



WEX vs CPAY **Mobility / Fleet** EBIT Margins, 2022 (prior reporting)[1]



Since 2022, Corpay has changed its "Vehicle Payments" segment reporting structure to include Brazil, where WEX does not compete. However, prior to 2022 Corpay's "Fleet" segment looked a lot like WEX's: both ~$1.5bn revenue fuel card businesses serving the US and European markets. When the segments looked more similar than they do today, the gap was even *more* stark.

1. WEX and CPAY 2022 10-Ks
2. WEX Mobility Economic EBIT defined as GAAP segment EBIT adjusted for impairment less corporate costs. CPAY Vehicle Payments EBIT margin defined as GAAP EBIT margin less gain on disposal